11/23

04046507

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME **Palfinger AG**

***CURRENT ADDRESS** Franz-Wolfram-Scherer-Straße 24-28
A-5101 Bergheim/ Salzburg
Austria

****FORMER NAME** ______________________

****NEW ADDRESS** ______________________

PROCESSED
DEC 08 2004
THOMSON
FINANCIAL

FILE NO. **82-** 34843 **FISCAL YEAR** ~~2002~~ 12-31-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	X
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF / BY: ___Min_____

DATE: 12/7/04

PALFINGER

2002 Annual Report

Contents

PALFINGER

Financial highlights (in accordance with IAS)

EUR '000	2002	2001	2000	1999
Income statements				
Revenue	306,482	332,097	314,999	243,201
EBITDA	35,353	52,058	54,521	36,185
EBITDA margin	11.5%	15.7%	17.3%	14.9%
Profit from operations (EBIT)	23,364	38,067	44,742	26,991
EBIT margin	7.6%	11.5%	14.2%	11.1%
Profit before tax	19,706	34,631	41,937	24,037
Consolidated net profit for the year	13,182	22,292	27,864	16,757
Balance sheet				
Total assets	268,244	294,652	269,443	225,237
Non-current assets	118,166	132,479	104,165	88,058
Liabilities	138,497	166,022	179,872	158,465
Gearing[1]	40.2%	56.9%	67.7%	104.8%
Capital and reserves	128,769	128,262	89,407	67,303
Equity ratio	48.0%	43.5%	33.2%	29.9%
Issued capital	18,568	18,414	16,740	16,740
Cash flow and investment				
Cash flows from operating activities	31,655	10,701	28,695	24,434
Free cash flow	33,732	(23,894)	10,509	(10,590)
Investment in property, plant and equipment	11,160	32,220	17,575	9,331
Depreciation and amortization	11,989	13,990	9,779	9,194
Payroll				
Average annual payroll[2]	2,269	2,072	1,759	1,424
Value[1]				
Return on sales	8.4%	12.3%	14.9%	11.5%
Working capital	86,984	96,077	69,736	63,841
Capital employed[3]	170,169	189,127	138,348	119,930
ROCE	10.6%	16.5%	24.5%	16.0%
ROE	11.1%	22.3%	37.8%	32.5%
EVA	8,352	16,086	23,677	12,235
WACC	5.96%	6.69%	6.13%	5.52%

1 The financial performance ratios were modified in 2000; figures for previous years are adjusted according to the new definitions. The method of calculation is explained on page 68.
2 Staff of consolidated Group companies excluding investments consolidated at equity, as well as apprentices, loaned personnel and part-time employees.
3 Capital employed at balance sheet date of respective business year.

Share price (indexed)


PALFINGER AG
ATX - Austria Traded Index
ViDX - Vienna Dynamic Index
140
120
100
80
60
40
1/1/2002
28/2/2003

Revenue (EUR m)


1999
2000
2001
2002
0
100
200
300
400

EBIT (EUR m)


1999
2000
2001
2002
0
30
60

Consolidated net profit for the year (EUR m)


1999
2000
2001
2002
0
15
30

Shareholder information

Security ID number, Austria	075830
Security ID number, Germany	919 964
Issue price on 4 June 1999	EUR 21.00
Price at close on 31 Dec 2001	EUR 23.30
Low (23 Dec 2002)	EUR 14.43
High (5 April 2002)	EUR 31.50
Price at close on 31 Dec 2002	EUR 14.45
Performance relative to ATX	(38.50%)
Performance relative to ViDX	(14.44%)
Earnings per share*	EUR 1.45
Cash flow per share	EUR 3.41
Recommended dividend	EUR 0.60
Dividend yield relative to ave. price in 2002	2.62%
Market capitalization as of 31 Dec 2002	EUR 134,150,188
Listing on the Vienna Stock Exchange	Prime Market
OTC listings	Stuttgart, Düsseldorf, Berlin, Frankfurt

* The share repurchase scheme and weighted average of shares were taken into consideration.

Research Reports

Bank Austria Creditanstalt, Deutsche Bank, Erste Bank, Raiffeisen Centrobank

Ticker symbols

Reuters PALF.VIE, Bloomberg PALF.AV, Vienna Stock Exchange PAL

Investor Relations

phone (+43 662) 46 84-0, fax (+43 662) 45 00 84, www.palfinger.com

Eduard Schreiner, Finance Director, ext. 2310, e.schreiner@palfinger.com

Hannes Roither, Investor Relations Officer, ext. 2260, h.roither@palfinger.com

Palfinger at a glance

Position in the global market

- The world s leading manufacturer of top quality hydraulic lifting, loading and handling systems
- International service network with more than 1,500 outlets in more than 80 countries on five continents
- Number one in customer-oriented solutions for efficient management of transport chain interfaces by supplying input and information-flow tools from one source
- Global leader in truck-mounted knuckle-boom cranes
- World s number two in hook loaders with a market share of 17 percent
- One of the world s leading specialists in high-tech railway crane applications
- Winner of numerous awards for expertise in E-logistics applications and advanced boom motion automation

Organization

- Headquarters in Bergheim, Salzburg, Austria
- 32 Group companies in Argentina, Austria, Brazil, Bulgaria, Canada, Croatia, France, Germany, Ireland, Italy, Norway, Slovenia and the USA
- Total workforce of approximately 2,300
- Optimized global sales and service network via independent dealers, interests in general agencies and Palfinger subsidiaries

Business overview

- No revival in global economic conditions
- Shares in key markets increased
- Growth in southern Europe and North America unable to counteract a slump in the high-priced German market
- Securing future competitive advantages by implementing projects with vital strategic and structural importance
- Recipient of the e-log@istics-award 2002
- Successful completion of the E-logistics pilot project in cooperation with Austrian Federal Railways/Rail Cargo Austria
- Skillful use of share repurchase program to build up acquisition currency

Financial overview

- Revenue declined by 7.7 percent to EUR 306.5 million (m)
- EBIT at EUR 23.4m
- Cash flow up 196 percent to EUR 31.7m
- Free cash flow reaches highest level in Group history
- Investments of EUR 11.2m
- Gearing Ratio further decreased to 40.2 percent
- Equity ratio at a historic record of 48.0 percent

Ownership structure of the Palfinger Group

The Palfinger Group is 64 percent owned by the Palfinger family, 3 percent of the Group s shares are owned by Palfinger AG and 33 percent are in free float. About 30 percent of capital is held by international institutional investors, mainly in Europe (about 20 percent in Austria). There is not sufficient information on Palfinger s free-floated stock to give more exact details of its precise structure.


PALFINGER AG 3.0
Palfinger family 64.0
institutional investors 30.0
other 3.0

Palfinger AG has been listed on the Vienna Stock Exchange since 1999. The Group s shares have also traded freely on stock exchanges in Stuttgart, Frankfurt, Berlin and Düsseldorf from June 2000. In 2001, Palfinger became part of the benchmark ATX Index on the Vienna Stock Exchange.

BACK FIND PRINT

Sales companies



Independent dealers
Palfinger subsidiaries

Group structure



Truck Cranes



Hydraulic Systems





Agriculture and Forestry



Management Board

Eduard Schreiner (37),
Finance Director (from 1 March 2002)
Mr. Schreiner worked at BDO (renamed Deloitte & Touche) until 1993. He then moved to OMV AG, where he became Business Manager for OMV Tschechien GmbH in 1998. Schreiner took up the post of Finance Director at Palfinger AG in March 2002.

Herbert Ortner (34),
Marketing Director (from 1 February 2003)
Mr. Ortner worked at stock-exchange listed Semperit Group as Global Business Manager for industrial hoses until 2001. Over the past year and a half he has expanded Palfinger s spare parts, components and service business. As marketing director, Ortner s focus is on new products and the further expansion of services.

Wolfgang Pilz (43),
Marketing Director (from 1 February 2003)
Mr. Pilz has been a part of Palfinger s truck crane division for 19 years. He took over responsibility for marketing and distribution at this profit center in 1997. Pilz is the Marketing Director responsible for truck cranes and hook loading equipment.

Klaus Schützdeller *(until 31 January 2003)*

Helmut Rauch *(until 31 August 2002)*

Johannes Kikinger *(until 28 February 2002)*

from left to right:
Wolfgang Pilz, Hubert Palfinger, Eduard Schreiner, Herbert Ortner

Supervisory Board

Hubert Palfinger (60), *Chairman of the Supervisory Board*
Mr. Palfinger was 22 when he began with the production of truck cranes in 1964 after taking over his father s business. Mr. Palfinger, the majority shareholder, managed the Group for 33 years before he became the Chairman of the Supervisory Board in 1997.

DI Alexander Exner, *Deputy Chairman of the Supervisory Board*

Mag. Kurt Stiassny
Ing. Peter Scharler

Delegated by the Works Council:
Johann Mair
Johann Maier

Company profile

Palfinger celebrated its 70th anniversary in 2002. The history of the Group has always mirrored economic developments in the 20th century, as well as the technical demands of its different epochs. Whether as a simple repair workshop with just eighteen employees as in 1932, or as todays world-wide technology and market leader in the age of globalization -- at the center of all efforts is the endeavor to provide efficient, customer-oriented solutions for transport interfaces in loading, transferring and unloading.

Intrinsic value with earnings potential

The Palfinger Group has a solid equity quota of 48.0 percent and has developed into an industrial group with a global network thanks to its policy of long-term, controlled growth. Acquisitions made in France, the USA and Brazil in recent times illustrate the progressive internationalization of the Group. Palfinger s core competencies are technology and innovation, quality and cost consciousness. Customers will get even more benefits through new services. The location optimization program, which is currently underway, is leading to better concentration of resources and better use of synergies in the Group. The project, which will be completed at the end of 2003, will result in a bundling of competence centers and know-how. Thus, Lengau will be the truck crane business center and Bergheim is to become the service profit center.

Environmental protection

Sustainable development is a central part of the Group s strategy. Palfinger has become involved in issues such as more efficient energy use and compatible mobility because of its environmentally friendly products and groundbreaking transport solutions. Palfinger is making a valuable contribution to the environment by simplifying rail-road cargo handling through supporting combined transport decisions.

Sports sponsorship

Palfinger has a close affinity to professional sports, as there is a mutual expectation to achieve top results. The Group stands for the symbiosis of strength and intelligence. This is also true of top athletes and sportsmen, who combine strength with mental agility. Palfinger supports motor racing driver Norbert Siedler, luge double world champions Markus and Tobias Schiegl, Olympic judo competitor Christoph Stangl and the strongest man in Germany , Heinz Ollesch. Palfinger is also involved in truck racing and has been able to attract more than half a million fans on location directly in the core target group.

Corporate governance

The Management and Supervisory Boards of the Palfinger Group have welcomed and closely followed the discussion over corporate governance guidelines. Palfinger follows the rules set out on Austria s Corporate Governance Code starting in financial 2003. Should there be any comply or explain regulations the Group has been unable to observe, it will be spelt out in the 2003 Annual Report.

Foreword by the Management Board

The year 2002 has been both positive and negative.

Poor economic conditions had an adverse effect on the Group s volumes. Palfinger was unable to avoid the effects of declines in construction and in truck registrations. Earlier expectations predicting continuous recovery from fall onwards, did not materialize.

Consistent implementation of structural projects

Despite these hard times, Palfinger has consciously driven ahead with and, in some cases, completed future-oriented structural projects such as the location optimization program (SOK) and the comprehensive program to optimize industrial processing, called Rapid Process (RAP). Both programs have put additional burdens onto already diminished earnings in 2002, but will give the Palfinger Group, and particularly the truck crane division, significant efficiency advantages. The programs will increase flexibility, both on the crane market and in international procurement, production, assembly and marketing. The Group s global inventory was cut by 800 in 2002 as delivery times were reduced by up to 70 percent, something which is unique in the crane industry. This changeover has had considerable one-time negative effects on revenue and earnings, but also simultaneously has allowed the company to raise liquidity in the long-term at its retail partners and at Palfinger itself, cutting the amount of capital tied up in inventories. Palfinger is now well armed to continue along its current path of success in the next few years thanks to these developments, as well as the already completed modulization program and the Group s cost-conscious Going East Strategy.

Respectable margins in the crane business

The Group has also been able to see developments in the truck crane market shares in a positive light. Palfinger has improved its position in the most important markets and continues to build on its position as world market leader, despite the, in some parts, clearly declining and stagnating crane market. Utilization levels at our manufacturing and assembly facilities dropped due to global cuts in inventories and a shift in product mix towards less profitable cranes, cutting the Group s EBIT margin. However, the company s EBIT margin is very respectable at 7.6 percent, as it still stands at twice the level of Palfinger s closest competitors, despite the aforementioned one-time effects in 2002.

In recent years, Palfinger has concentrated on two core strategies, namely diversification and internationalization, because of the dominance of truck cranes in construction and sub-contraction work.

Products have been developed around trucks, enabling Palfinger to become a deliverer of systems rather than a niche player. Palfinger s guiding principle is: to provide customer-specific solutions for the efficient linking of different interfaces in the transport chain using inputs and information-flow tools from one source.

Recycling branch gaining significance

About 20 percent of cranes and all of the hook loaders were sold by the waste disposal and recycling branch, which has increased in importance because it accounts for about 20 percent of group revenue, Palfinger is the number two producer of hook-loaders in the world, with a 17 percent share in the global market. Palfinger is likely to reach the top spot in this branch which will become an important source of earnings, in addition to cranes, thanks to newly introduced product standards combined with highly efficient manufacturing in France and the Group s international distribution and service network.

Global market leader in high-tech solutions

Palfinger is the global leader in offering innovative solutions in the railway segment. This branch represents about 3 percent of Group revenue. In addition to providing good earnings, the Group has been able to adapt new developments from this division to others such as the crane division.

Palfinger is still not satisfied with developments in the Crayler business. In the past few months intensive market studies have been carried out illustrating the potential of this market. Quality-related problems that appeared during the introduction of these products in North America have been solved through a new product line. The newly developed products will be released onto the market soon.

Tailgates were added to the Group s portfolio in 2001. In 2002, total market volume of all tailgates world-wide stood at about EUR 500m. The largest market in terms of volume in Europe is Germany which is still grappling with unfavorable economic developments. The Group is planning on significantly extending its market presence in the tailgate sector, making it Palfinger s number two target market. New market entry concepts have been designed and will be implemented in 2003. In the immediate future Palfinger intends to introduce these concepts within the EU region.

Prospects for future-oriented logistics

The Group is well prepared for the introduction of truck tolls thanks to Mobiler. Mobilers are the business prerequisite for a new successful partnership between road and rail. This revolutionary technology saves costs, protects the environment and opens up, until now, unknown perspectives for future-oriented logistics. Projects, such as the cooperation with Stiegl Breweries and Rail Cargo Austria, illustrate Palfinger s competence at creating a system using inputs and information flows from the same manufacturer.

Group strategy is confirmed

Receiving Germany s e-log@istics-award 2002 is something the Group regards as a great success, especially as Palfinger competed against the best German companies to get the prize. This award confirms the direction of the parallel strategy of offering equipment for efficient merchandise flows and systems for the transparent flow of information. Palfinger is, of course, fully aware that substantial earnings will not be made in the short-term in this sector, as that would require the appropriate economic environment favoring rationalization investment.

The company can refer with pride to the continued turnaround in our agriculture and forestry segment, which only accounts for 4 percent of revenue, but 9 percent of earnings. A successful reorganization and newly developed products in the forestry crane range have created a basis for future growth.

Internationalization

Palfinger has also been successful in its internationalization endeavors. The Group has driven ahead with, and almost completed, the integration of Madal in 2002. The results speak for themselves. EUR 14m in revenue and a satisfactory EBIT margin show that Palfinger is on the right track.

The Group was able to increase sales figures in North America despite the weakness of the US dollar. Earnings declines caused by the depreciating US dollar will be hedged against from the start of 2003 by the start-up of crane assembly in North America and by taking the appropriate financing and hedging measures.

Long-term future orientation

Looking into the future, Palfinger is conscious of both existing strengths and further potential. The company will continue to push forward in our highly developed core competencies of technology and innovation, quality and cost efficiency and is going to place special emphasis on market adaptation, in order to get clearly ahead of the competition.

This focus will also affect Group organization. Palfinger is developing into a group with a global network from a group with international sales. The product portfolio, which has been driven by innovation, serves different customer groups in different regions and requires differentiated marketing structures. Furthermore, the successful transformation from product-orientation to regional-customer expertise is important for the future of the company s diversification and internationalization.

These new structures should result in the optimization of marketing and sales, in conjunction with innovation and production. Responsibility and decision-making should also be more decentralized through local management, and thus, closer to the customer.

Continuation of growth strategy

The new management team is confident Palfinger will continue to be successful and that success will be driven by already completed, and also partly implemented, structural projects such as the RAP or the location optimization program. Palfinger s controlled growth strategy will be assisted by improved market and customer orientation. Thus, the Group s guiding principle is earnings before revenue , in addition to the necessary fixed cost controls and continuous productivity increases.

Growth will be supported by a solid asset and finance structure with the highest equity ratio in the history of the company of 48.0 percent and a free cash flow in 2002 of about EUR 33.7m. Palfinger is a solid growth company. The Group combines controlled expansion in revenues and earnings quality with active asset management to minimize capital outlays. This is the prerequisite for steady, long-term increases in Group value.

Palfinger is well prepared for future challenges. This is above all the result of the work and tireless efforts of all employees, whom the Management Board would like to thank.

Bergheim, Salzburg, March 2003

Herbert Ortner Wolfgang Pilz Eduard Schreiner



Operational review 2002

Economic background

USA	+ 2.4%
EU	+ 0.8%
Japan	- 0.8%
China	+ 7.8%
Brazil	+ 1.2%

The global economy was in a fragile state in 2002. Uncertainty about the future increased substantially due to the influence of the Iraq conflict, and the resulting increase in oil prices, as well as due to declines in global stock markets. A short-term improvement in the US economy petered out again in February 2002, and the previously robust GDP growth rates seen in the emerging markets of eastern Asia declined. In the EU, conditions have somewhat improved, but there is little by the way of dynamism in the economy. Gross domestic product growth for 2002 is estimated at a mere 1.3 percent for the industrialized nations.

Conditions in Germany, the most important market for Palfinger in volume terms up until now, were poor yet again. The economy has stabilized after the mild recession in the second half of 2001, but there has been no real recovery. The Japanese market has structural problems and is at a continual low. Conversely, China has likely beaten its 7 percent growth target for the year 2002. In Latin America, the crisis in Argentina has affected nation after nation, including Brazil. It will only be possible to tell whether the situation in the region will improve with the support of the International Monetary Fund during the course of 2003. Because of the general economic background, only a slow improvement in the economy is expected in 2003. The fiscal policies of the euro region will continue to be restrictive. A visible recovery in growth is only likely in the second half of the year, with the USA taking on great significance in that upturn. GDP growth of 1.8 percent is forecast for the USA in 2003, with GDP growth expected to reach 1.5 percent in the EU.

Networked information systems are a competitive advantage, particularly in logistics. Palfinger is making the transport chain more efficient by providing merchandise and information flows from one source. Palfinger's goal is to make the logistics chain completely transparent. For more reliability and profitability in the transport industry.

Revenue by region (in percent)


EU 73.2
Far East 2.0
Rest of Europe 7.9
North America 8.6
Latin America 5.0
Other 3.3

Construction industry

The entire construction industry slipped further into the negative during 2002, following the less than positive trends of 1999, 2000 and 2001. German companies and exporters have, in particular, had to deal with the biggest declines in this sector. A recovery in the building industry in Western Europe is not yet in sight. However, strong growth (from 4 to 7 percent) is expected in Eastern Europe in 2003 and 2004.

Transport industry

The transport industry has felt the economic downturn like no other branch. In Austria, a number of structural and political changes made in the past few years have led to upheaval. On the one hand, transport companies face rising demand at every different working level because of increased levels of division of labor, while, on the other hand, legal restrictions have become ever tighter, worsening productivity at many firms. The planned introduction of truck tolls in Germany in 2003 and Austria in 2004 will have particularly serious effects.

The Palfinger Group

Earnings affected by difficult conditions and future projects

After very good earnings in 1999, 2000 and 2001, the year 2002 signaled a consolidation in business volumes and, at the same time, an over-proportional burden on earnings because of lower utilization caused by volume cuts on the one hand and additional costs from future-oriented projects on the other which will bear their first positive fruit in 2003.

Palfinger witnessed good revenue growth in Italy, Spain and the UK, though this could not fully compensate for less positive business developments seen in Germany.

In total, 16,671 cranes and systems were sold in 2002. That is a decline of 5.8 percent in comparison with the year before. Revenue reached EUR 306.5m from EUR 332.1m in 2001. Profit from operations (EBIT) dropped from EUR 38.1m to EUR 23.4m, a decline of 38.6 percent.

Revenue (EUR m)


2000
2001
2002
0
50
100
150
200
250
300
350

EBIT (EUR m)


2000
2001
2002
0
25
50

Profit before tax was EUR 19.7m from EUR 34.6m and consolidated net profit reached EUR 13.2m, a drop of 39.4 percent from EUR 22.3m a year earlier.

Earnings for 2002 were influenced by five factors

Germany, the Groups main market, is high-priced and a decline in this market could have very serious consequences for earnings.

Production utilization fell because of the general decline in business on the one hand and changes resulting from the RAP Project on the other. Cutting delivery times by as much as 70 percent caused a short-term reduction in inventories at independent dealers and at distribution units, and thus, cut volumes at Palfinger. Palfingers global stock comprised 1,500 cranes at the end of 2001, but that fell to only 700 at the end of 2002. An increase in volumes is expected in 2003 as inventory cuts are completed.

Palfinger saw its product mix shift toward to less profitable items such as retail products. This development also had a negative effect on production utilization levels.

The unfavorable exchange rate between the euro and US dollar had a converse effect on earnings of EUR 2.8m. Starting up crane assembly in North America in 2003 and implementing the appropriate financing and hedging measures will counter-effect this in 2003 (even with continued weakness of the US dollar).

The year 2002 also saw investments to ensure competitive advantages in the future. The RAP Project was completed in the truck crane division in July. Palfinger has responded to demands to improve the increasingly important competitive factor service. The company has started a service offensive and will establish an in-house service and demo center at Bergheim, Salzburg during the next stage of the location optimization program.

The appearance of unfavorable external factors together with investment designed for future structural improvement is mirrored in declines in earnings. The EBIT margin dropped to 7.6 percent. However, Palfinger still boasts the top EBIT margin in comparison with the company s peer group, showing the strength in depth of the Palfinger Group.

Rapid Process project RAP

The RAP Project designed to cut delivery times has been completed in the truck cranes division. Palfinger is now capable of producing and assembling all cranes (except specialized cranes) within 15 days of receiving an order. This means a reduction in delivery times of up to 12 weeks. Through this changeover Palfinger has completed its switch from a branch-typical mass producer to a manufacturer oriented 100 percent to its customers through flexible procurement and production. Manufacturing is oriented towards order intake of the appropriate equipment. This means Palfinger can avoid making later adjustments to mass produced cranes to fit customer requirements.

This improved flexibility initially led to a drop in earnings because production utilization fell as the global inventory of cranes was cut by 800, which is by more than half.

In the medium-term, the changeover will bring enormous advantages to customers, dealers and to the Group itself. The cut in inventory levels, the disappearance of reorganization costs and potential additional sales created by shorter delivery times will weigh positively on Palfinger s earnings in 2003.

Service offensive

Palfinger is the world technology leader on the truck crane market and will in the longer term distinguish itself from the competition through the decisive competitive factor service, in addition to its tradition strength in providing technical innovation. Palfinger s service range spans the pre-sales phase (information, demonstration and financing) to after-sales services (customer services, training, software and component provision). Customers will be offered additional services from 2003 onwards such as E-claim (the electronic registration of guarantee contracts) and PALSOFT (Palfinger software). In 2002, about 50 percent of all component and spare part orders were made electronically.

Location optimization program (SOK)

In February 2002, the Palfinger Group began the next development phase in its location optimization program.

Following the completion of the project at the end of 2003, there will be a new service center in Bergheim that will facilitate modern sales and demonstration techniques. The Group will be able to make notable cost cuts from 2004 onwards through better use of some of its real estate and optimal production processes.

The first steps in this process have been made in the past few months. Tailgate production has been moved to the factory at Maribor, Slovenia. The machinery for cylinder production, which has been centralized in Bulgaria, is already partly in service. At Lengau in Upper Austria, where crane components are produced, all the preparations have been made for the integration of divisions for the assembly and delivery of medium-sized cranes. The


419167 0
42G1

manufacture of these items will be moved from Bergheim, Salzburg in mid-2003. Bergheim, Salzburg will be the future base for the Palfinger service center.
All other facilities will remain mostly unchanged. The assembly of large cranes and hydraulic systems will continue at K stendorf in Austria. Small cranes will be assembled at Cadelbosco in Italy and all hook loaders at Caussade in France. Elsbethen, Austria will continue to be the main base of the Group s agricultural and forestry division.

Group assets and earnings

Palfinger was able to further improve its financial structure in 2002. Non-current assets fell 10.8 percent from EUR 132.5m to 118.2m and working assets dropped 7.5 percent to EUR 150.1m. These two effects cut the Group s total assets by 9.0 percent to EUR 268.2m and can be traced back to active asset management, such as the successful implementation of the RAP project. The Management has been following this course consistently and, as a result, the Group was able to cut liabilities from EUR 166.0m to EUR 138.5m.
Consolidated capital and reserves reached EUR 128.8m on 31 December 2002, up from EUR 128.3m at the end of 2001. Palfinger s equity ratio also rose from 43.5 percent to 48.0 percent in 2002. In addition, the Group s gearing ratio was brought down to 40.2 percent in 2002, from 56.9 percent in 2001 and 67.7 percent in 2000. Thus equity and gearing ratios were at their lowest levels in Group history and illustrate Palfinger is well prepared for further developments.
Palfinger s successful asset management, with the goal to minimize the amount of deployed capital on a steady basis, can be illustrated by developments in capital employed, which was reduced by EUR 19.0m to EUR 170.2m. The Return on Capital Employed (ROCE) dropped from 16.5 percent to 10.6 percent in 2002, even though there was a visible cut in the amount of capital employed by Palfinger. This stems from a decline in earnings. The Management s maxim remains achieving controlled growth in revenue and, especially, in earnings quality, while simultaneously minimizing the amount of capital tied up to arrive at these goals.

The aim: from road to rail. The problem: conventional trans-shipping options only pay off over longer distances. The solution is called Mobiler. Mobiler offers an incredibly simple solution for closing the gap between road and rail. Thus combined transport can pay off over short distances.

Palfinger s cash flow is worth special note, as the company was able to increase it to an all-time high. Cash flows from operating activities jumped from EUR 10.7m to EUR 31.7m, an increase of EUR 21m. Free cash flow rose from EUR -23.9m to EUR 33.7m due to cuts in working capital and reductions in investment in property, plant and equipment. The liquidity generated from these cuts was ploughed back into debt financing. The location optimization program and the new cataphoresis-dip unit were the focus of investment activities.

Product and process innovation

Palfinger was able to improve safety standards with its new generation of cranes, which are being sold under the brand name *performance*. The company s service-oriented idea has also resulted in a reduction in the number of required parts, creating positive effects for both customers and Palfinger. In 2002, new grabs for special applications were also developed to boost the multi-functionality of cranes.
The construction of a cataphoresis-dip unit at Maribor, Slovenia will further improve the quality of Palfinger cranes. This coating process, which is already standard in the automobile industry, provides better corrosion protection and UV-durability for surfaces and increases the life expectancy and cost effectiveness of products. Through the use of this method, Palfinger is raising quality standards in crane making to a new level.

Palfinger, together with its partner Rail Cargo Austria, the cargo transportation unit of Austrian Federal Railways, was awarded the e-log@istics-award 2002 in Germany for its ability to combine goods and information flows. The assessment criteria – usage and added value for the operator, acceleration effects in the production chain and the development potential of the solution – show the potential of the E-logistics division.

In the past few years, Palfinger has been involved in projects to automate mechanical systems and to create an alternative crane-telescopic arm drive system in cooperation with the technical universities in Vienna and Leoben and with the support of the Austrian Technology Fund. These two projects were completed successfully in 2002.

New Container handling terminal being tested

In the second half of last year, a pilot container handling station was erected with the support of Austrian Federal Railways at the Vienna North West goods yard, based on a new logistical concept. The costly pauses that are unavoidable during rail-to-rail handling and in combined freight transport using conventional container cranes should be reduced noticeably using this innovative equipment. Up until now, container trains have taken up the rails at terminals for up to five hours and even longer. This European Union-backed project aims to cut the complete loading and unloading of 60 wagons to less than 30 minutes. During this project, Palfinger was able to prove findings obtained in numerous scientific experiments.

In total, EUR 7.1m was invested in research and development in 2002, up from EUR 6.4m in 2001, that is 2.3 percent of revenue.

Internationalization and integration

Palfinger exports 95 percent of its products. Palfinger concentrates on controlled growth and the careful integration of acquired companies to ensure the strong international position of the Group. In 2002, Palfinger completed the integration of the Brazilian firm Madal S.A. that it bought in 2001. The assembly of the first Palfinger cranes began in the same year at Madal.

Legal changes in Group structure

As of 22 May 2002, Palfinger AG issued and consigned 76,750 new shares as part of its Stock Option Program from 1999. The total number shares rose from 9,207,000 to 9,283,750 and the issued capital reached EUR 18,567,500 (formerly EUR 18,414,000).

Palfinger AG transferred a 24.8 percent stake in Epsilon Kran GmbH and a 2.5 percent stake in Stepa Farmkran GmbH to Steindl Krantechnik Gesellschaft m.b.H., in accordance with a cooperation agreement signed in 1999. Palfinger Consult AG transferred a 0.2 percent stake of Epsilon Kran GmbH to Steindl Krantechnik Gesellschaft m.b.H. Now Palfinger AG holds a 75 percent stake in Epsilon Kran GmbH and a 47.5 percent stake in Stepa Farmkran GmbH, while Steindl Krantechnik Gesellschaft m.b.H. holds a 52.5 percent stake in Stepa Farmkran GmbH and 25 percent of Epsilon Kran GmbH.

Palfinger TG GmbH was transferred from Palfinger Hebetechnik GmbH to Palfinger Krantechnik GmbH and was merged into Palfinger Krantechnik as of 30 November 2002 in accordance with Austrian business reorganization law (UmgrStG). The merger was enacted through a share swap without need of a capital increase on the part of Palfinger Krantechnik GmbH.

Palfinger Service- und Beteiligungs-GmbH was established as a 100 percent subsidiary of Palfinger AG, with a nominal capital of EUR 35,000. The purpose of this company is the fulfillment of group-wide internal services such as information technology and legal services, as well as the takeover of investments by the appropriate group division from Palfinger AG, so that Palfinger AG will hold all operational companies through Palfinger Service- und Beteiligungs-GmbH from 2003.

S.A. Guima was converted into a S.A.S. and renamed S.A.S. Guima

Palfinger. This unit s subsidiary S.A. Hardy was renamed S.A. Guima Palfinger I.D.F.
Palfinger France S.A. formed a 99.99 percent subsidiary called S.A.S. Palfinger Service with a nominal capital of EUR 650,000.

Assessment of future risks

The Management sees no risks as this point in time that could seriously affect the assets or earnings position of the Palfinger Group in the further course of this year, apart from potential changes in economic conditions. There are presently no court cases or other disputes pending with a value of more than EUR 1m. Currency risks associated with the US dollar and North American business have been covered by the start-up of crane assembly at the Canadian subsidiary Palfinger Inc., by US dollar financing of this unit s working capital and by the use of specific hedging instruments.

Investor Relations

Palfinger AG s shares were listed on the Prime Market of the Vienna Stock Exchange on 1 January 2002 as part of a restructuring of trading segments. Palfinger is also listed on the ViDX, an index for growth and technology-oriented shares on the Vienna Stock Exchange, and has been listed on the benchmark ATX Index since October 2001.
Palfinger suffered because of the general weak performance of the capital market last year. Palfinger s share price dropped in parallel to the ViDX Index, after reaching an annual high of EUR 31.50 on 5 April. The share price at the end of the year stood at EUR 14.45.

Share Repurchase Scheme

In November 2001, Palfinger launched a share repurchase scheme, allowing the Group to build up strategic acquisition capital. Any potential, future acquisition of a company will not be financed through cash flow completely, but, with the highest level of protection for the Group s equity in mind, through share swaps. As of 31 December 2002, Palfinger repurchased a total of 278,684 of its own shares in four tranches at an average price of EUR 21.87.

Dividend

The Management Board, subject to the approval of the Supervisory Board, will recommend a dividend of EUR 0.60 per share to the Annual General Meeting. This represents about 41 percent of group earnings and will result in a dividend yield of 2.6 percent, when compared with Palfinger s average share price in 2002 (EUR 22.93) and a yield of 4.2 percent when compared with the closing share price for the year. Thus, the dividend quota will be higher than 30 percent of group earnings this time.

People

The Palfinger Group has distinguished itself from the competition in recent years by creating innovative products and groundbreaking solutions. These products and solutions were developed by the company s employees. The creativity and productivity of the Group s workforce has ensured Palfinger can maintain its competitive advantages. The experience and knowledge of the Group's employees are important factors in the optimization of work processes.

International transfer of know-how

An employee exchange between K stendorf, Lengau and Caussade in France was started in September 2002. Eight employees had the possibility to work at S.A.S. Guima Palfinger for several months to help level out utilization levels. In return, workers from France were able to learn about crane assembly in K stendorf in January 2003. There are also Austrian expatriates at some of the company s foreign subsidiaries assisting with know-how transfer and continuing to encourage the integration of the group.



The organizational structure was changed during the course of the RAP project. The workforce is now organized into mostly independent teams with a high degree of responsibility, and the management layers in between have been removed. The switch was well prepared and the new structure was welcomed by the workforce and is a clear illustration of the optimization of work processes. There will be further investment in training to maintain the high level of achievement and raise it further, as well as regular employee training workouts .

Further development through training

In total, Palfinger invested 1,764 days in further training in 2002. 245 workers took part in 158 different training courses. Some of the courses were offered by Palfinger s own training college.

The location optimization program will result in more changes in 2003. Employees in assembly and delivery of medium-sized cranes will move to Lengau in Upper Austria. Workers from cylinder assembly and stores will be offered, as far as possible, a new work place within the Group. The necessary re-training programs have already begun. In cooperation with the Works Council for employees support measures are worked out for those not offered a new job to help them to re-integrate into the job market.

The Palfinger Group employed 2,257 staff in 24 fully consolidated companies at the end of 2002. In addition, 39 apprentices were trained. The annual average payroll was 2,269 (excluding temporary workers and apprentices), with 80 temporary workers helping cover employee shortages.

Specialized slewing overhead and mobile cranes ease hay handling. Space-saving cranes, fitted with the appropriate grabs, simplify work at the hay harvest and when loading and unloading in barns.

Outlook

Economic conditions throughout the EU, in Latin America and in Asia look, for the most part, unfavorable in 2003. Even so, Palfinger has positive expectations for the coming year. The Group s capital and finance levels reached a historic high in 2002. The effects of the RAP project and the expansion of service business are likely to have positive effects on earnings from 2003.

The year 2003 will be a year of consolidation and market orientation. The main focus will be above all on profitability and on Palfingers new products. The implementation of the location optimization program and the expansion of RAP will support this concentration.

The management expects a slight improvement in earnings and margins in 2003, building on the foundations of structural projects, such as RAP and the location optimization program, as well as through strengthened market activities in the sales and service division. Controlled growth, following the principle of earnings before revenue, remains the Group s most important priority.

Revenue by region	2002 in percent	2002 EUR m	2001 EUR m
EU	73.2	224.2	255.3
Rest of Europe	7.9	24.1	22.3
North America	8.6	26.2	28.1
Latin America	5.0	15.2	11.4
Far East	2.0	6.4	5.3
Others	3.3	10.3	9.7
Total	100.0	306.4	332.1

BACK FIND PRINT

Divisions

The following is a summary of Palfinger s profit centers – namely, truck cranes, hydraulic systems, agriculture and forestry and distribution – since 2000.

	Revenue	in	EBIT	in
2002	EUR '000	percent	EUR '000	percent
Truck Cranes	162,580	53.1%	21,801	93.3%
Hydraulic Systems	48,469	15.8%	1,074	4.6%
Agriculture and Forestry	10,697	3.5%	1,988	8.5%
Distribution	84,736	27.6%	(1,498)	(6.4%)

Truck Cranes

Palfinger Krantechnik GmbH, which is based in Bergheim, Salzburg, develops and sells truck cranes with a lifting capacity from 0.8 to 120 meter-tons. This company also produces cranes with a medium lifting capacity of 9 to 30 meter-tons on site. Cranes in the 30 to 120 meter-tons range are assembled at Palfinger Hebetechnik GmbH in K stendorf, Salzburg. Palfinger Gru Idrauliche S.r.l., which is based in Bolzano, Italy, assembles truck-mounted cranes with a lifting capacity of 4 to 9 meter-tons. The manufacture of cranes with a lifting capacity of less than four meter-tons is outsourced. Palfinger produces cranes for the Latin American market at Madal S.A. in Brazil, which the Group acquired in June 2001. Palfinger Krantechnik GmbH took over Palfinger TG GmbH as of 30 November 2002, making Palfinger Krantechnik GmbH also responsible for tailgates, the earnings for which have been made part of the earnings for the truck cranes segment since then.

EUR '000	as percentage of total	2002	2001
External sales	53.1%	162,580	162,982
Depreciation and amortization	49.3%	5,907	5,510
Profit from operations (EBIT)	93.3%	21,801	35,578
Liabilities	46.8%	64,871	82,857
Total assets	49.0%	131,453	145,200
Investment in property, plant and equipment	53.1%	5,925	20,370
Payroll	59.8%	1,356	1,130
EBIT margin		13.4%	21.8%

EUR '000	Q1 2002	Q2 2002	Q3 2002	Q4 2002
External sales	41,177	46,466	35,569	39,368
Inter-segment sales	23,895	24,904	22,040	22,868
EBIT	5,869	8,319	3,886	3,727

Increasing market share despite unfavorable economics

Palfinger was able to slightly raise its market share in this segment, despite unfavorable developments in Germany, the Group s most important crane market. Business did especially well in France, Italy and Spain. Volumes were stable in Brazil, even though the situation in Latin America is precarious.

The company has continued to push forward with the development of the *performance* crane series. Palfinger is using the most up-to-date technology and has reduced the number of parts in each machine by 34 percent.

Completion of the RAP Project

The implementation of the RAP Project, designed to cut delivery times, was completed in this entire division in July 2002. This changeover led to a worldwide reduction in inventories of about 800 cranes during 2002, resulting in lower production utilization. Now that this phase has been completed, utilization levels should

rise again in 2003. The manufacture of Palfinger knuckle-boom cranes began this year at Madal S.A., which was acquired by Palfinger in 2001. Sales, including those of telescopic cranes, are doing well. Earnings remained stable, with an EBIT margin of about 7.5 percent, despite the depreciation of the Real. Madal is the market leader in hydraulic loading systems in Latin America.
An assembly line was installed in the second half of the year at the factory at Niagara Falls, Canada to help hedge against exchange-rate fluctuations between the euro and the US dollar. This plant should begin operations in the first quarter of 2003.

Tailgates Profit Center

Quality-related problems appearing during the start-up of this business have been eliminated thanks to new suppliers. Production was transferred to Maribor, Slovenia in mid-December 2002. Earnings at this unit are still below expectations.
Tailgate activities were taken over by the Truck Cranes Division to reap synergies provided by the rest of the truck equipment program.

Constant revenues

External sales at this profit center dropped 0.2 percent to EUR 162.6m, while EBIT declined 38.7 percent to EUR 21.8m. This reduction reflected a shift in the product mix toward less profitable products such as small cranes bought as supplementary purchases, also lower utilization levels caused by global inventory declines and the weak earnings of the integrated tailgates businesses.

Revenue (EUR m)


2001
2002
0
100
200

EBIT (EUR m)


2001
2002
0
25
50

Outlook

Revenue and earnings increases are feasible as the implementation of structural projects; expansion of all services from pre-sales to after-sales services and the Group s strengthened market offensive should outweigh continued difficult economic conditions in 2003. Customer links to Palfinger will also be strengthened.

Key business drivers

Palfinger s Truck Cranes Division distinguishes itself through

- The clear efficiency advantage of the Palfinger system
- Customer orientation from business planning to after-sales service
- Continuous innovation at the company s Service Division
- Speed and adaptability to customer needs in both manufacture and service



Hydraulic Systems
The most striking feature of the Hydraulic Systems Division is the variety of product solutions it offers. A concentration of young products is characteristic for this segment, as are strict and critical testing procedures. This division of the Group is made up of Palfinger Hebetechnik GmbH in K stendorf, Salzburg, its subsidiary S.A. Financi re Palfinger in France and Palfinger Bermüller GmbH. The profit centers Railway Technologies, Recycling, Crayler, Mobiler and E-logistics are part of this segment.

Palfinger TG GmbH was transferred from Palfinger Hebetechnik GmbH to Palfinger Krantechnik and all tailgate activities have been part of the Truck Cranes Division since December 2002.

EUR '000	as percentage of total	2002	2001
External sales	15.8%	48,469	62,221
Depreciation and amortization	39.8%	4,773	4,610
Profit from operations (EBIT)	4.6%	1,074	615
Liabilities	37.3%	51,615	56,580
Total assets	31.2%	83,725	86,954
Investments in property, plant and equipment	28.5%	3,182	5,357
Payroll	27.9%	634	661
EBIT margin		2.2%	1.0%

EUR '000	Q1 2002	Q2 2002	Q3 2002	Q4 2002
External sales	13,108	13,205	10,703	11,453
Inter-segment sales	14,355	14,546	11,620	12,555
EBIT	924	670	425	(945)

Palfinger has developed especially robust wood cranes to move long, thick logs. Palfinger's EPSILON cranes distinguish themselves from the competition by their technological edge.

External sales in the Hydraulic Systems Division were at EUR 48.5m, 22.1 percent under their value in 2001. The main reason is the appearance of the remaining assembly activities and stocks on books during the management buyout of the disbanded Marine Profit Center in the first half of 2001. The most positive news is the 74.6 percent increase in EBIT compared with the year before at EUR 1.1m. The quarter-by-quarter decline in EBIT stems from difficulties at the Recycling Profit Center, in addition to typical seasonal effects. New machinery standards, the concentration of assembly and changes in the assembly process led to start-up difficulties. Special measures have been initiated to raise productivity and have already resulted in improvements in early 2003.

Revenue (EUR m)


2001
2002
0
25
50
75

EBIT (EUR m)


2001
2002
0
0.5
1.0
1.5

Railway Profit Center
Palfinger holds the top position at the high-tech end of the railway segment. Most of these activities are in Europe. In 2002, the Group increased the number of services on offer to customers. Clients reaction to this development was positive and, as a result, the company was able to strengthen ties with customers. The Railway Profit Center is also an engine of innovation for other

Palfinger products due to its high standards in solution provision. Order intake in terms of both large and small contracts developed very positively in 2002. The share in revenue generated by railway systems amounted to 17.6 percent of total revenue in the Hydraulic Systems Division and this is expected to rise further.

Recycling Profit Center

Palfingers recycling business is of increasing importance. Palfinger has specialized in fast-growing container transfer systems. Hook loading systems have been manufactured exclusively at Caussade, in Southern France, since the third quarter of 2002. Palfinger is one of the market leaders in this sector, with a market share of about 17 percent. Volumes were increased in all important markets (except Germany).

This business center failed to provide satisfactory earnings, despite reviving sales in the second half of the year. Production could not keep pace with volumes. A productivity program that is currently running has brought its first successes in industrial mass production. Palfinger expects a further increase in volumes and gains in market share in 2003.

Crayler Profit Center

Sales of fork-lift trucks in beverage logistics in Germany brought good earnings. Even so, the Group was unable to reach target sales volume, particularly in the USA. A new model of Crayler has been developed and tested to try and inject new life into this market. At the beginning of 2003, this product will be brought on to the main US market. Palfinger expects a significant improvement in performance at this profit center in 2003.

Mobiler Profit Center

The Mobiler Profit Center set a mile stone at the start of 2002 with the E-logistics project in cooperation with Rail Cargo Austria and Stiegl Breweries. The successful completion of this project led to a cooperation agreement with Austrian Federal Railways/Rail Cargo Austria to market Mobiler in Austria. This agreement has already borne its first fruit. Mobiler, which enables containers to be transferred without additional infrastructure (such as container terminals) within a matter of minutes, has already been bought by several RCA clients.

There are already 25 Mobilers in service in Switzerland and Palfinger sees further sales potential in this region as well.

Other positive developments are expected in this field thanks to the introduction of truck tolls in Germany in 2003 and in Austria in 2004. This is expected to encourage companies to switch to moving merchandise via railways.

E-logistics Profit Center

A pilot project in this sector was completed with the Salzburg-based Stiegl Brewery and Rail Cargo Austria at the start of 2002. The system gives customers a complete overview of the entire logistics chain by providing information on the position and status of goods at all times. The client can obtain all the necessary data on items such as containers, means of transport and the actual position of goods from all transport interfaces in real time. This underlines Palfinger s competence at creating logistics systems and as a supplier of inputs and information-flow tools from one source. Palfinger is focusing on concepts, such as disposal and combined transport, to give customers a made-to-measure system using this fast first solutions approach.

Despite general economic trend towards drops in IT investments, it is possible to see the potential of Palfinger s E-logistics in the years to come. On the one hand, the system is already in real use and on the other hand, there is no other product on the market that is a similar-enough substitute. Palfinger has the means to deliver both the hardware and software for this system.

Key business drivers

Palfinger s hydraulic systems are noted for

- Their transport interface and information technology from one source
- Their high level of service
- Their customer-specific solutions
- Their short reaction and development time


cycling

Agriculture and Forestry

Epsilon Kran GmbH, which is 75 percent owned by Palfinger AG, and Stepa Farmkran GmbH, which is 47.5 percent owned by Palfinger AG, are the two subsidiaries in the Group s Agriculture and Forestry Division. Articles developed, manufactured and sold by this division include slewing overhead and mobile cranes, which are used in agriculture and forestry and increasingly in recycling.

EUR '000	as percentage of total	2002	2001
External sales	3.5%	10,697	11,554
Depreciation and amortization	2.1%	257	248
Profit from operations (EBIT)	8.5%	1,988	766
Liabilities	2.6%	3,571	2,953
Total assets	2.3%	6,171	6,826
Investments in property, plant and equipment	3.2%	357	849
Payroll	3.1%	70	70
EBIT margin		18.6%	6.6%

EUR '000	Q1 2002	Q2 2002	Q3 2002	Q4 2002
External sales	3,151	2,633	2,181	2,732
Inter-segment sales	1,885	1,947	2,652	1,917
EBIT	376	373	519	720

Recycling plays an ever more important role, particularly in Europe's highly industrialized markets. Palfinger supplies specialized cranes and hook loaders for smooth material flows – and not just in this sector. Thus, trucks can be loaded and unloaded with recycling containers quickly and easily. Recycling cranes with special grabs simplify further waste processing.

Palfinger gained new market shares in the still contracting wood market. External sales fell 7.4 percent to EUR 10.7m, while EBIT rose 159.4 percent to EUR 2.0m. These figures confirm how successful the reorganization of Epsilon has been.

Revenue (EUR m)


2001
2002
0
5
10
15

EBIT (EUR m)


2001
2002
0
0.5
1.0
1.5
2.0

Recycling as growth division

The recycling market has developed into a growth market for specialized Palfinger cranes and is already responsible for 55 percent of sales in this segment. State-funded studies have shown that demand for processing and treatment equipment (including all the necessary lifting equipment) will increase rapidly from 2005 at the latest.

Stepa Farmkran GmbH, which is 47.5 percent held by Palfinger AG, operated well and produced good margins in what is generally a shrinking sector.

Palfinger is ideally placed in this market and is continuing to profit from its technological advantages over its main competitors. This division has developed into a reliable earnings source with an EBIT margin of 18.6 percent and further increases are expected in 2003.


Construction

Sales companies

Palfinger s distribution and sales network includes about 80 independent dealers. In total, there are 1,500 service and distribution points globally. Sales in Germany, Canada and the USA are made by independent companies. Palfinger has invested in distribution and sales companies in Argentina, France and Norway.

Cranes, Crayler, hook loading systems and tailgates are sold through this network. Other hydraulic systems such as railway crane equipment or Mobiler are generally sold directly to the end-users.

EUR '000	as percentage of total	2002	2001
External sales	27.6%	84,736	95,340
Depreciation and amortization	8.8%	1,052	3,622
Profit from operations (EBIT)	(6.4%)	(1,498)	1,109
Liabilities	13.3%	18,440	23,632
Total assets	17.5%	46,896	55,672
Investments in property, plant and equipment	15.2%	1,696	5,644
Payroll	9.2%	209	211
EBIT margin		(1.8%)	1.2%

EUR '000	Q1 2002	Q2 2002	Q3 2002	Q4 2002
External sales	21,011	25,014	18,494	20,217
Inter-segment sales	567	841	647	456
EBIT	(92)	(1,374)	608	(640)

Palfinger's core business is crane making, offering clear-cut advantages with a unique weight/lifting ratio. Palfinger is world leader in truck cranes, with a market share of about 30 percent.

Palfinger s Distribution Division relies heavily on e-commerce. In 2002, about 50 percent of all components and spare parts were distributed via the Internet. This has cut costs for distribution partners and for Palfinger.

External sales fell 11.1 percent to EUR 84.7m and the division made a loss before interest and taxes of EUR 1.5m after a profit before interest and taxes of EUR 1.1m the year before. The decline reflects the depreciation of the US dollar against the euro. The Group started up assembly in North America and introduced financing and hedging measures to counteract this development from 2003.

Revenue (EUR m)


2001
2002
0
50
100

EBIT (EUR m)


2001
2002
(1.5) (1.0) (0.5) 0 0.5 1.0 1.5

Palfinger Deutschland

Germany is one of Palfinger s most important crane markets. The total market for cranes, as well as container transfer systems, Crayler and tailgates, has declined due to worsening economic conditions in Germany. Organizations such as local authorities have put back large-scale purchases and Palfinger has suffered a 10 percent drop in revenue, but has still been able to keep its position in this branch. One of the main areas of concentration in 2002 was the continuous expansion of services and distribution

structures in Germany, with 180 independent service and distribution partners. Palfinger Deutschland has had the widest distribution and service network in Germany for several years. A market offensive is planned for Crayler and tailgates in 2003.
Palfinger Deutschland was able to implement numerous process optimizations and synergy effects following its move at the turn of 2001/2002 to a new building in Ainring that have led to, and are expected to lead to further considerable improvements in cost structure.

Palfinger Inc. and Palfinger USA, Inc.

Palfinger was able to continue expanding its distribution and service network in the USA and to maintain its 25 percent market share in cranes, despite a recession in the American building industry. The Group has been able to establish itself as a leading supplier in North America by developing products especially for this region (wallboard cranes).
Revenue decreased by 7 percent, EBIT suffered as a result of the weakness of the US dollar. EBIT margins should improve during 2003 as measures to hedge against currency fluctuations come into effect. The Group s fork-lift trucks and hook loaders will play an important role in 2003, as they already showed a volume increase in 2002.

Palfinger France

Ever more new synergy effects have become visible since the takeover of the Guima Group in France. The French market declined by 17 percent in 2002 and this development has had adverse consequences on volumes. However, the decrease in revenues could be stabilized at about 9 percent because of increased demand for large-scale cranes and for spare parts, as well as for more after-sales service. Palfinger is not only the number one in France in hook loaders but also in cranes.

Palfinger Norge AS

Palfinger Norge celebrated the 25th anniversary of Palfinger cranes in Norway by maintaining its position as the most important supplier of cranes in this country, with a 30 percent share of the market. Revenue was little changed in comparison with 2001, though earnings almost doubled.

PALFINGER

Consolidated financial statements as of 31 December 2002

International Accounting Standards (IAS)

Reporting on the basis of International Accounting Standards

The attached annual financial statements for Palfinger Aktiengesellschaft have been prepared as consolidated financial statements based on International Accounting Standards (IAS). The decision to adopt IAS was made so that Palfinger meets the requirements set by international financial markets. Austria has complied with developments in international accounting standards by introducing the Consolidated Accounts Act (KonzaG), which allows the acceptance of consolidated financial statements in accordance with international accounting standards under Austrian commercial law.

Financial statements for 2002 and 2001 for the Company and the Group have been published as legally required, and are available from Palfinger AG on request. The consolidated financial statements prepared in accordance with IAS for the year ended 31 December 2002 have been audited by Jonasch - Platzer - Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH (certified public accountants) and have been given an unqualified auditors opinion.

Differences between IAS and Austrian accounting principles

Tangible and intangible non-current assets

Under Austrian commercial law, depreciation and the useful life of non-current assets are governed by the principle of prudence. The IAS require ongoing reviews of the actual useful life of assets, and thus, IAS accounts tend to show longer lives.

Inventories

Inventories are only written down to reflect lower market prices if book values are not covered by the expected sales proceeds.

Financial assets

Current financial assets are shown at market value at balance sheet date (fair value). Acquisition costs do not set an upper limit to increases in value as they do under Austrian law.

Foreign currency liabilities

These are also shown at closing rates at balance sheet date. This means all exchange-rate fluctuations affect profit immediately. This avoids the build-up of undisclosed reserves, but does mean every change in exchange rates is reflected in the net profit for the year.

Provisions for employee benefits
Provisions for employee benefits (provisions for pensions and similar obligations, severance provisions and anniversary bonus provisions) are accounted for using the projected benefit obligation method. The interest rate is based on the current long-term interest rate in the capital market at balance sheet date, and future salary increases up to the expected retirement date are taken into account. As a result, the provision increases more rapidly in the accumulation phase than it would under the standard entry age method prescribed by Austrian commercial law.

Deferred tax
According to Austrian regulations, deferred tax liabilities have to be quoted in so far as temporary differences existed, whereas in the case of deferred tax assets a right to choose when to activate exists. For tax loss carryforwards the calculation of a deferred tax asset is not admissible.

According to IAS provisions for all temporary differences deferred taxes have to be quoted and the current tax rate has to be applied. This is also true in relation to tax loss carryforwards, as far as these can be anticipated in estimated future tax gains.

Other provisions
Under IAS the setting up of a provision depends on the particular conditions attaching the potential liability and on the likelihood of it becoming payable. IAS prescribe that the most likely value to be used, rather than applying – as under Austrian commercial law – the principle of prudence. General provisions for future operating expense, which are possible under Austrian commercial law, are not permissible under IAS.

More detailed disclosure requirements
IAS reporting requires more detailed notes on certain items in the balance sheet, income statement, the cash flow statement and the statement on changes in equity. IAS information requirements additionally include, in particular, business segment data and information about real estate and financial derivatives, neither of which are required under Austrian law.

Consolidated balance sheet as of 31 December 2002

EUR 000	Note	31 Dec 2002	31 Dec 2001
ASSETS			
Non-current assets			
Property, plant and equipment	(1)	76,493	86,979
Intangible assets	(2)	24,762	27,387
Investments	(3)	5,444	4,480
Other non-current assets	(4)	11,467	13,633
		118,166	**132,479**
Current assets			
Inventories	(5)	56,191	66,515
Receivables and other current assets	(6)	84,359	87,051
Cash and cash equivalents	(7)	9,528	8,607
		150,078	**162,173**
Total assets		**268,244**	**294,652**
EQUITY AND LIABILITIES			
Capital and reserves			
Issued capital	(8)	18,568	18,414
Capital reserves	(9)	53,757	52,286
Retained earnings	(10)	47,124	35,830
Foreign currency translation reserve		(3,862)	(560)
Consolidated net profit for the year		13,182	22,292
		128,769	**128,262**
Minority interests	**(11)**	**979**	**367**
Non-current liabilities			
Non-current financial liabilities	(12)	26,550	22,124
Non-current provisions	(13)	12,160	12,803
Other non-current liabilities	(14)	7,870	9,750
		46,580	**44,677**
Current liabilities			
Current financial liabilities	(15)	38,350	63,857
Current provisions	(16)	17,565	18,055
Other current liabilities	(17)	36,001	39,434
		91,916	**121,346**
Total equity and liabilities		**268,244**	**294,652**

Consolidated income statement 2002

EUR 000	Note	Jan-Dec 2002	Jan-Dec 2001
Revenue	**(18)**	**306,482**	**332,097**
Changes in inventories and own work capitalized	(19)	(11,639)	(1,033)
Other operating income	(20)	8,149	10,583
Materials and services	(21)	(133,337)	(160,632)
Staff costs	(22)	(82,538)	(79,267)
Depreciation and amortization expense	(23)	(11,989)	(13,990)
Other operating expenses	(24)	(51,764)	(49,691)
Profit from operations (EBIT)	**(25)**	**23,364**	**38,067**
Income from investments	(26)	965	1,715
Interest and other financial expense	(27)	(4,623)	(5,151)
Net finance cost		**(3,658)**	**(3,436)**
Profit before tax	**(28)**	**19,706**	**34,631**
Income tax expense	**(29)**	**(6,159)**	**(12,274)**
Profit after tax		**13,547**	**22,357**
Application of profits			
Profit after tax		13,547	22,357
Minority interests	(30)	(365)	(65)
Consolidated net profit for the year		**13,182**	**22,292**
EUR			
Earnings per share		1.45	2.53
Dividends per share		0.60	0.75

Consolidated cash flow statement

EUR '000	Jan-Dec 2002	Jan-Dec 2001
Profit before tax	**19,706**	**34,631**
+ Depreciation/- revaluation of non-current assets	11,024	12,275
- Gain/+ loss on disposal of non-current assets	(1,053)	104
- Increase/+ Decrease in current inventories and receivables	13,016	3,757
+ Increase/- Decrease in provisions	113	(345)
+ Increase/- Decrease in trade and other payables	(5,313)	(7,106)
- Income taxes paid	(5,838)	(32,615)
Cash flows from operating activities	**31,655**	**10,701**
+ Proceeds from sale of property, plant and equipment and intangible assets	11,376	3,357
± Exchange differences	(1,214)	152
- Cash outflows for additions to property, plant and equipment and intangible assets	(11,757)	(32,781)
± Cash inflows- /outflows from changes in investment in subsidiaries	247	0
± Cash outflows for acquisition of subsidaries , net of cash acquired (changes in consolidated Group)	0	(7,693)
- Cash outflows for additions to financial assets and other financial investments	286	(1,164)
- Increase/+ decrease in non-current inventories and receivables	(168)	(10)
Cash flows from investing activities	**(1,230)**	**(38,139)**
Free cash flow	**33,732**	**(23,894)**
- Dividends paid in respect of previous year	(6,791)	(8,370)
+ Share issue	1,625	27,136
- Share repurchase	(3,740)	(2,355)
+ Increase/- decrease in non-current financial liabilities	4,428	(6,748)
+ Increase/- decrease in current financial liabilities	(25,506)	9,301
- Increase/+ decrease in securities	480	276
Cash flows from financing activities	**(29,504)**	**19,240**
Total cash flows	**921**	**(8,198)**
Changes in funds		
Cash and cash equivalents at beginning of year	8,607	16,805
Cash and cash equivalents at end of year	9,528	8,607
	921	**(8,198)**

Statement of changes in equity

EUR 000	Share capital	Capital reserves	Retained earnings	Foreign currency translation reserve	Consolidated net profit for the year	Minority interests	Total
At 31 December 2000	**16,740**	**26,824**	**18,359**	**(380)**	**27,864**	**0**	**89,407**
Dividends 2000	0	0	0	0	(8,370)	0	(8,370)
Profit carryforward from 2000	0	0	19,494	0	(19,494)	0	0
Capital increase share issue	1,674	25,462	0	0	0	0	27,136
Share repurchase	0	0	(2,355)	0	0	0	(2,355)
Profit after tax 2001	0	0	0	0	22,292	65	22,357
Other changes in equity	0	0	332	(180)	0	(65)	87
At 31 December 2001	**18,414**	**52,286**	**35,830**	**(560)**	**22,292**	**0**	**128,262**
Dividends 2001	0	0	0	0	(6,791)	0	(6,791)
Profit carryforward from 2001	0	0	15,501	0	(15,501)	0	0
Capital increase share issue	154	1,471	0	0	0	0	1,625
Share repurchase	0	0	(3,740)	0	0	0	(3,740)
Profit after tax 2002	0	0	0	0	13,182	366	13,548
Other changes in equity	0	0	(467)	(3,302)	0	(366)	(4,135)
At 31 December 2002	**18,568**	**53,757**	**47,124**	**(3,862)**	**13,182**	**0**	**128,769**

BACK FIND PRINT

Investments

Company, location	Parent-company[1]	Interest %	Currency[3]	Equity EUR '000	Profit for the period EUR '000
a) Consolidated					
Palfinger Krantechnik GmbH, Salzburg, Austria	PAG	100.00	EUR	7,640	24,209
Palfinger Produktionstechnik GmbH, Salzburg, Austria	PAG	100.00	EUR	5,217	2,105
Epsilon Kran GmbH, Salzburg, Austria	PAG	75.00	EUR	1,770	1,181
Palfinger Industrieanlagen GmbH, Salzburg, Austria	PAG	95.00	EUR	927	94
Palfinger Hebetechnik GmbH, Salzburg, Austria	PAG	99.80	EUR	12,141	1,242
Palfinger TG GmbH, Salzburg, Austria	PKT	[2]	EUR	0	(1,409)
Palfinger Service- und Beteiligungs-GmbH, Salzburg, A[4]	PAG	100.00	EUR	33	(2)
Palfinger GmbH, Ainring, Germany	PAG	100.00	EUR	4,725	(354)
Palfinger Duisburg GmbH, Duisburg, Germany	PD	100.00	EUR	34	(17)
Palfinger Inc., Ontario, Canada	PAG	100.00	CAD	3,088	(239)
Palfinger Gru Idrauliche S.r.l., Bolzano, Italy	PKT	100.00	EUR	2,773	68
Palfinger proizvodnja d.o.o., Maribor, Slovenia	PPT	100.00	SIT	7,134	967
Palfinger Bermüller GmbH Regio Cargo Transporttechnik, Unterf hring, Germany	PHT	60.00	EUR	39	(149)
Palfinger Produktionstechnik Bulgaria EOOD, Cherven Brijag, Bulgaria	PPT	100.00	BGN	(1,036)	(853)
Palfinger Finance International Ltd., Dublin, Ireland	PAG	100.00	EUR	383	749
Palfinger Norge AS, Skedsmokorset, Norway	PAG	52.00	NOK	758	250

Company, location	Parent-company[1]	Interest %	Currency[3]	Equity EUR '000	Profit for the period EUR '000
S.A. Financi re Palfinger, Caussade, France	PHT	100.00	EUR	15,389	2,341
S.A.S. Guima Palfinger, Caussade, France	FP	100.00	EUR	8,876	804
S.A.S. Guima Palfinger Provence, Caussade, France	GUIMA	100.00	EUR	550	261
S.A.S Guima Palfinger I.D.F., Herblay, France	GUIMA	100.00	EUR	142	174
S.A.S. Société Industrielle de Chaudronnerie, Caussade, France	FP	100.00	EUR	969	525
Palfinger USA Inc., Tiffin, Ohio, USA	PAG	100.00	USD	(2,138)	(1,556)
Tiffin Loader Crane Comp., Ohio, USA	PUSA	100.00	USD	678	(517)
Madal S.A., Caxias do Sul - RS, Brazil	PKT	98.35	BRR	4,167	482
b) Included at equity					
STEPA Farmkran GmbH, Elsbethen, Austria	PAG	47.50	EUR	2,457	1,117
Palfinger France S.A., Chaponnay, France	PAG	49.00	EUR	7,926	1,585
Palfinger S.A., Buenos Aires, Argentina	PKT	49.00	ARS	(618)	(644)
P i R Metall d.o.o., Rijeka, Croatia	PAG	20.00	HRK	2,567	61
star.trac supply chain solutions GmbH, Munich, Germany	PHT	25.16	EUR	n.a.	n.a.

1 PAG = Palfinger AG
PKT = Palfinger Krantechnik GmbH, Salzburg, Austria
PD = Palfinger GmbH, Freilassing, Germany
PPT = Palfinger Produktionstechnik GmbH, Salzburg, Austria
FP = S.A. Financi re Palfinger, Caussade, France
PHT = Palfinger Hebetechnik GmbH, Salzburg, Austria
PUSA = Palfinger USA
2 As of 30 Nov 2002 this company was merged with PKT
3 Local currency
4 Part of financial year: 13 Aug 2002 to 31 Dec 2002

Notes

Accounting policies

The consolidated financial statements of Palfinger AG comply with International Accounting Standards (IAS) applicable to the financial year 2002.
The consolidated financial statements are prepared assuming that the company will continue as a going concern. Classification and aggregation of items in the balance sheet, the income statement, the cash flow statement and the statement of changes in equity are based on the principle of materiality. In the interests of clarity, numbers are in general rounded to the nearest thousand euro (EUR). Rounding of individual items and percentages may result in minor rounding differences.
The financial statements of the Group are prepared in accordance with uniform accounting and valuation principles.

The report for 2002 like that for the prior year covers a complete financial year of twelve months.

Consolidation principles

Scope of consolidation

All subsidiaries in which the Company holds at least 20 percent of the issued share capital have been consolidated or included at equity, independent of the size of the investment.
The financial statements of individual domestic and foreign Companies in the Group were complied into the consolidated financial statements and were audited and approved by certified public accountants at balance sheet date.
The title of consolidated companies and all other unconsolidated companies is available in the accompanying list of investments.

The scope of consolidation is unchanged from the prior year, apart from Palfinger Service- und Beteiligungs-GmbH, Salzburg, which was established in 2002.

Method of consolidation

The consolidation applies purchase method accounting on an equity basis. The acquisition cost of the shares purchased is set against the book value at the time of acquisition of the share of the subsidiaries equity purchased. Capitalized differences are treated as goodwill and, to the extent that they cannot clearly be ascribed to specific assets, are depreciated on a straight-line basis over their useful life. Negative differences are shown separately in the accounts as deferred income , and are also written off on a straight-line basis over their useful life.
To the extent they are material, all intra-group receivables and payables, and income and expenses, including unrealized profits and losses, are eliminated. Where significant influence on business policy is exercised (associated companies), the protracted share of the profit for the year is included (equity method), and when distributions are made the valuation is reduced by the prorated share of the dividends.

Currency translation within the Group

The financial statements of foreign companies are translated in accordance with the functional currency concept. Balance sheet items are translated at the relevant middle rate at balance sheet date. Income statements of foreign consolidated companies are translated using average period rates. Exchange differences arising from the translation of the prorated share of equity are included under retained earnings, thus not affecting profits for the period. In the event of the deconsolidation of a foreign company, these exchange differences do affect the profit for the year. Exchange differences in the following currencies are particularly important in reference to the consolidated financial statements:

Exchange-rate alterations

	Rate as of 31 Dec 2002	Rate as of 31 Dec 2001	in absolute terms	Change in %
1 Euro equals:				
USD	1.0482	0.8818	0.1664	18.87%
CAD	1.6526	1.4125	0.2401	17.00%
BRR	3.7106	2.0611	1.6495	80.03%
NOK	7.2912	7.9618	(0.6706)	(8.42%)
SIT	231.1810	220.7688	10.4122	4.72%

The effects of exchange-rate differences on the calculation of the balance position of consolidated subsidiaries result in an earnings-neutral effect of about EUR 3,302,000 on Group funds. This figure is reported under developments in equity in the section on exchange conversions.

Use of estimates

The compilation of the consolidated financial statements requires the use of estimates and assumptions and the stated value of such assets, debts and financial liabilities can influence annual income and expenses on balance sheet date. The actual value of such items may differ from estimates. The principle of true and fair view is applied to the use of all estimates.

Accounting and valuation principles

Tangible and intangible non-current assets

Tangible and intangible assets are capitalized at the cost of acquisition or construction, and are subject to scheduled straight-line depreciation. In addition to direct costs, production costs also include an appropriate share of material and manufacturing overheads. General administration overheads and debt interest are not capitalized.

Assets are depreciated from the time when they are taken into service. Depreciation is spread over the expected useful life of the asset on a straight-line basis. Where assets are taken into service in the first six months of the financial year, depreciation is charged for the whole financial year, otherwise, half a year s depreciation is charged. The expected useful life of tangible assets is determined with reference to the anticipated economic or technical life.

Unscheduled depreciation is applied in the case of permanent impairment. If the reasons for an exceptional write-down no longer apply, depreciation is written back, up to the level of the acquisition cost. Repairs and maintenance are treated as expenses, unless they result in a substantial improvement to the assets in question.

Capitalized differences arising on initial consolidation are reported as goodwill and are subject to regular amortization over the expected useful life. At balance sheet date the unamortized value of all goodwill is in addition compared with its economic value. Impairments are charged as unscheduled amortization. Where the reasons for unscheduled amortization no longer apply, the amortization is written back.

Expected useful lives

Intangible assets	4–9 years
Own buildings and improvements to buildings owned by others	8–50 years
Machinery and technical equipment	3–8 years
Furniture, fixtures and fittings	3–10 years
Goodwill	5,10 and 15 years

Leasing and equipment rental

Leasing and rental agreements under which the Group assumes substantially all the risks and benefits associated with the use of the assets are treated as finance leases. The assets comprised in the leasing or rental agreements are capitalized at time of acquisition on the basis of the present value of the capitalized leasing or rental payments at that point and depreciated over their useful life. The capitalized value of the assets corresponds to the present value of the leasing or rental payments outstanding at balance sheet date.

All other leasing and rental agreements are treated as operating leases. The assets are treated as the property of the lessors or renters, and the lease or rental payments are expensed.

Financial investments

Associated companies are included in the consolidated financial statements at equity. Fixed-interest securities that represent a continuing part of the Group s operations are shown at cost, written down as appropriate in case of permanent impairment. Where the reasons for the write-down of investments no longer apply, the revaluation up to the level of the original cost is exercised.

Interest-bearing loans are capitalized at their face value, unless a reduction in their value is necessary; whereas interest-free or low-interest loans are discounted as appropriate.

Inventories

Inventories are valued at the lower of acquisition or production cost, or fair value. Where appropriate, inventories that are slow-moving or likely to be unusable are written down, although no write-down is made as long as sales proceeds cover book values.

Receivables

Trade and other current receivables are shown at original book value or cost of acquisition, adjusted as appropriate for loss of value. Export credit insurance (subject to the usual excess) exists for the foreign receivables of Palfinger AG, Palfinger Krantechnik GmbH, Palfinger Produktionstechnik GmbH, Palfinger Hebetechnik GmbH, Epsilon Kran GmbH, Stepa Farmkran GmbH, Palfinger Norge AS, Norway, Palfinger Inc., Canada and Guima Palfinger (for customers in OECD countries). Where insurable, all other receivables are insured by sterreichische Kontrollbank AG.
Foreign currency receivables are valued at the buying rate at balance sheet date. Tax refunds receivable are netted off against tax liabilities where the tax authority is one and the same.

Cash and cash equivalents

Current financial assets (cash in hand and at bank) are reported under cash and cash equivalents and are shown at fair value.

Liabilities

Liabilities are shown at the higher value of when incurred or amount repayable. Foreign currency liabilities are valued at the selling rate at balance sheet date.

Provisions for pensions and similar obligations, severance payments and anniversary bonuses are calculated using the projected benefit obligation method: the anticipated benefits are spread over the working life of the employee (until retirement). Anticipated future salary increases are taken into account. The provisions are based on an actual evaluation as at balance sheet date performed by a chartered actuary.

Deferred tax is calculated using the liability method, using the tax rates which at balance sheet state are expected to apply when the deferral reverses.

Provisions are also made for liabilities the amount of which is uncertain, on the basis of the amount considered most likely.

Currency translation

Assets and liabilities denominated in foreign currencies are translated into the Group s accounting currency at balance sheet date, at buying and selling rates respectively. Revaluation differences arising from foreign currency valuation are recognized in the income statement.

Notes to the balance sheet

ASSETS

Non-current assets

The net carrying amounts for non-current assets have decreased by EUR 14,312,000, or 10.8 percent, principally as a result of disposals of property, plant and equipment, as well as of other non-current assets, and because of the deferral of tax assets. The net amounts represent net book values depreciated as a result of use, i.e. acquisition values less accumulated depreciation.

In relation to non-current assets, the following mortgages and restrictions of title exist as securities for debts:

a) Real property

Mortgages amounting to EUR 741,000 (2001: EUR 22,870,000) in favor of bank lenders are registered in the land registry. Investkredit AG holds liens on a building in Lengau, on land owned by others, amounting to EUR 4,346,000 (2001: EUR 4,346,000). In addition, Palfinvest Immobilienleasing GmbH has rental and pre-emption rights in respect of plot 198, T dtleinsdorf land register.

b) Other property

Trade and receivables from third parties and associated companies amounting to EUR 33,820,000 (2001: EUR 29,916,000) are subject to blanket assignments to banks.

(1) Property, plant and equipment
The net value of property, plant and equipment declined by EUR 10,486,000, or 12.06 percent, from the previous year s level.

EUR 000	Land and buildings	Undeveloped land	Plant and machinery	Other plant, fixtures fitting and equipment	Prepayments and assets under construction	Total
Gross carrying amounts						
At 31 Dec 2001	**68,118**	**3,420**	**51,260**	**35,596**	**9,386**	**167,780**
Additions	1,747	505	2,356	2,119	4,433	11,160
Exchange differences	(2,243)	(148)	(2,267)	(382)	(92)	(5,132)
Disposals	(5,810)	(357)	(1,427)	(7,511)	(998)	(16,103)
Changes in consolidated Group	1,750	(977)	3,589	328	(4,606)	84
At 31 Dec 2002	**63,562**	**2,443**	**53,511**	**30,150**	**8,123**	**157,789**
Accumulated depreciation						
At 31 Dec 2001	**19,076**	**10**	**39,647**	**22,068**	**0**	**80,801**
Depreciation 2002	1,991	0	3,935	2,930	0	8,856
Exchange differences	(727)	0	(1,620)	(229)	0	(2,576)
Disposals	(3,798)	0	(986)	(1,001)	0	(5,785)
At 31 Dec 2002	**16,542**	**10**	**40,976**	**23,768**	**0**	**81,296**
Net carrying amounts						
At 31 Dec 2001	49,042	3,410	11,613	13,528	9,386	86,979
At 31 Dec 2002	**47,020**	**2,433**	**12,535**	**6,382**	**8,123**	**76,493**

Investment in property, plant and equipment amounted to EUR 11,160,000 (2001: EUR 32,220,000) in 2002. The major additions (including transfers) consist of investments in rationalization measures and plant expansions, particularly the erection of a factory building (EUR 1,128,000) and the provision of equipment (EUR 491,000) for S.A. Guima Palfinger in France, as well as the setting up of a new headquarters and workshop in Ainring, Germany (EUR 702,000) and the procurement of six welding robots (EUR 1,189,000), a laser cutting machine (EUR 490,000), a processing centre (EUR 456,000) and advance payments for the construction of cataphoresis dip equipment (EUR 2,463,000) for Palfinger Produktionstechnik GmbH in Lengau, Austria.

(2) Intangible assets

Capitalized differences arising from consolidation in full or at equity of Group companies are shown as goodwill. The net goodwill included in the financial statements at 31 December 2002 reflects the continuation of unamortized balance of goodwill resulting from the acquisitions of the Guima Group, France and Madal S.A., Brazil.

The goodwill in Madal, the Guima Group S.A. and Palfinger Bermüller GmbH Regio Cargo Transporttechnik, Unterf hring, is being amortized over 15 years.

Other intangible assets include miscellaneous rights, particularly software licenses.

EUR 000	Goodwill	Other intangible assets	Prepayments	Total
Gross carrying amounts				
At 31 Dec 2001	31,221	4,210	0	35,431
Additions	2	408	105	515
Transfers	0	0	0	0
Disposals	(2)	(163)	0	(165)
Exchange differences	0	8	0	8
At 31 Dec 2002	**31,221**	**4,463**	**105**	**35,789**
Accumulated amortization				
At 31 Dec 2001	5,424	2,620	0	8,044
Amortization 2002	2,281	852	0	3,133
Disposals	0	(159)	0	(159)
Exchange differences	1	8	0	9
At 31 Dec 2002	**7,706**	**3,321**	**0**	**11,027**
Net carrying amounts				
At 31 Dec 2001	25,797	1,590	0	27,387
At 31 Dec 2002	**23,515**	**1,142**	**105**	**24,762**

(3) Investments

This item consists of investments in associated companies and companies consolidated at equity.

EUR 000	Associated companies at equity
Gross carrying amounts	
At 31 Dec 2001	4,480
Investment	0
Write-ups	1,169
Disposals	0
At 31 Dec 2002	**5,649**
Accumulated depreciation	
At 31 Dec 2001	0
Depreciation	(205)
At 31 Dec 2002	**(205)**
Net carrying amounts	
At 31 Dec 2001	4,480
At 31 Dec 2002	**5,444**

Write-ups to investments in associated companies amounted to EUR 1,169,000 (2001: EUR 1,238,000) and consisted of the proportionate share of the net profits in Palfinger France S.A., France, Stepa Farmkran GmbH, Salzburg, and P i R metal d.o.o., Croatia, less dividends received.

The level of depreciation in 2002 amounted to EUR 205,000 and consisted of the proportionate share in losses in Palfinger S.A., Argentina, and star.trac supply chain solutions GmbH, in Munich, Germany.

(4) Other non-current assets

Securities held as non-current assets include foreign securities, but consist essentially of securities held as coverage for severance, pension and similar provisions, as required by Austrian tax law. The fair value of non-current investments at balance sheet date was approximately EUR 3,046,000 (2001: EUR 3,340,000).

The bulk of the loans consist of loans to associated companies in the amount of EUR 1,433,000, including loans of EUR 46,000 to the governing bodies of subsidiaries, and EUR 1,057,000 in loans to business partners abroad. Interest-free loans have been discounted at 5 percent.

Other non-current assets consist principally of loan receivables from licensed dealers and capitalized surrender rights in respect of life assurance policies. Deferred tax assets amount to EUR 3,708,000 (2001: EUR 5,275,000).

Provisions for deferred tax are calculated on the basis of tax rates in force in the respective countries at balance sheet date. Valuation differences between tax accounts and the Group s financial statements only give rise to deferred taxation where they represent temporary differences. Where differences are expected to be permanent, they are assumed to be irrelevant for tax purposes. Current income tax liabilities for which no assessment has been made are included under current tax liabilities.

In the year under review, deferred tax assets resulting from loss carryforwards amounted to EUR 1,208,000 (2001: EUR 1,109,000).

EUR 000	Securities	Loans	Other non-current assets	Deferred tax	Other deferred assets	Total
Gross carrying amounts						
At 31 Dec 2001	**3,738**	**2,824**	**2,001**	**5,275**	**57**	**13,895**
Additions	192	56	202	0	0	450
Changes in consolidated Group	(82)	0	0	0	0	(82)
Exchange differences	(49)	(1)	0	0	0	(50)
Disposals	(345)	(341)	0	(1,567)	(35)	(2,288)
At 31 Dec 2002	**3,454**	**2,538**	**2,203**	**3,708**	**22**	**11,925**
Accumulated depreciation						
At 31 Dec 2001	**260**	**2**	**0**	**0**	**0**	**262**
Depreciation 2002	255	0	0	0	0	255
Disposals	(27)	0	0	0	0	(27)
Write-ups	(32)	0	0	0	0	(32)
Exchange differences	0	0	0	0	0	0
At 31 Dec 2002	**456**	**2**	**0**	**0**	**0**	**458**
Net carrying amount						
At 31 Dec 2001	3,478	2,822	2,001	5,275	57	13,633
At 31 Dec 2002	**2,998**	**2,536**	**2,203**	**3,708**	**22**	**11,467**

Deferred tax

EUR 000	31 Dec 2002	31 Dec 2001
Deferred tax assets		
Intangible assets	80	101
Interests in associated companies	1,357	920
Receivables	187	184
Employee benefit obligations	1,211	916
Other provisions	906	1,054
Tax provisions	0	0
Liabilities	1,186	1,782
RAP, other non-current assets	310	420
Inventories	22	0
Deferred tax liabilities		
Property, plant and equipment	(4,023)	(4,191)
Tax-free reserves	(407)	(405)
Inventories	0	(166)
Total timing differences	**830**	**615**
Consolidated items	1,566	1,826
Tax loss carryforwards	1,208	1,109
Total	**3,604**	**3,550**
Balance of deferred tax assets	3,708	5,275
Balance of deferred tax liabilities	104	1,725

Analysed by country, deferred taxes are as follows:

EUR 000	31 Dec 2002	31 Dec 2001
Austria	2,390	2,799
Germany	231	48
France	238	295
Ireland	0	(153)
Italy	(104)	(104)
Norway	77	71
Slovenia	295	236
Bulgaria	0	0
Canada	92	127
USA	130	0
Brazil	255	231
	3,604	**3,550**

Current assets

(5) Inventories

Inventories include materials, production supplies, work in progress and finished goods and merchandise.

Inventories are valued at cost of acquisition or production, taking account of allowances for unusable components in stock and for non-realizable values.

EUR 000	31 Dec 2002	31 Dec 2001
Materials and production supplies	18,461	16,254
Work in progress	15,249	15,807
Finished goods	22,270	33,706
Goods and services not yet invoiced	139	39
Prepayments	72	709
Total	**56,191**	**66,515**

(6) Receivables and other current assets

Trade receivables for goods and services to customers are shown at original book value net of provisions amounting to EUR 4,014,000 (2001: EUR 3,459,000) for doubtful debts and potential loss of interest resulting from delayed payments.

EUR 000	31 Dec 2002	31 Dec 2001
Other loans	0	0
Trade receivables	64,843	73,382
Receivables from associated companies	4,324	4,795
Other receivables and assets	14,704	8,248
Other securities	3	0
Short-term assets	485	626
Total	**84,359**	**87,051**

Receivables from associated companies consist essentially of current trade receivables for supplies to Palfinger France S.A., Palfinger S.A., Argentina and Stepa Farmkran GmbH, Salzburg.

Other receivables amounted to EUR 10,676,000 and consisted mainly of receivables and assets from domestic and foreign tax authorities and mostly as turnover and income taxes refunds. Other receivables consist of receivables from real estate disposals in Germany (EUR 1,858,000) and receivables from insurance claims, travel cost allocations and other items.

(7) Cash and cash equivalents

Cash, cheques and bank balances are included in liquid assets in the cash flow statement:

EUR 000	31 Dec 2002	31 Dec 2001
Cash in hand and cheques received	238	119
Bank balances	9,290	8,488
Total	**9,528**	**8,607**

EQUITY AND LIABILITIES

Capital and reserves

(8) Issued share capital

During 2002, the Company s share capital was increased by the Management Board with the approval of the Supervisory Board by the issue of 76,750 no par value shares, with a proportionate issued monetary value of EUR 2.00 each, to EUR 18,567,500. The share capital is divided into 9,283,750 no par value shares.

The capital increase was part of a share option scheme in the form of convertible bonds in which selected management staff may participate. These individuals may take part in a stock option program, which is in the form of convertible bonds. Participation is restricted to members of the Management Board, chief executives of the main Group companies and staff reporting directly to these officers. Shares can only be acquired under specific conditions, which include the achievement of earnings-related targets.

(9) Capital reserves

The capital reserves include statutory reserves created pursuant to the Austrian Commercial Companies Act arising from capital increases amounting to EUR 53,757,000 (2001: EUR 52,286,000). In the year under review, the share premiums arising from the increase in issued capital less the costs of the capital increase net of tax were added to the statutory reserves.

(10) Retained earnings

In addition to reserves consisting of undistributed profits, retained earnings include the statutory reserve and exchange differences arising on consolidation, which are shown as a separate item in the statement on changes in equity.

Retained earnings also include the tax-free reserves created in Group companies individual financial statements pursuant to Austrian tax law, net of the deferred tax liabilities thereon, which are included in the non-current provisions.

The total of 278,684 own shares acquired by the Company during the months of November and December 2002 in accordance with a resolution of the General Meeting on 29 October 2001 has been deducted from retained earnings. The resolution empowered the Management Board to acquire the Company s share pursuant to Section 65 Para 1 clause 8 (in connection with Para 1a) of the Austrian Stock Corporation Act, up to a maximum of 10 percent of the issued capital. In accordance with Article 4 of the Articles of Association, the Management Board is authorized subject to the approval of the Supervisory Board until 30 September 2006 to issue the Company s shares otherwise than through the stock exchange or in a public offering and under certain conditions to exclude the subscription rights of existing shareholders.

(11) Minority interests

There are minority interest in the equity of the consolidated subsidiary Palfinger Industrieanlagen GmbH of 5 percent, of 0.02 percent in Palfinger Hebetechnik and of 25 percent in Epsilon Kran GmbH. Palfinger AG transferred 24.8 percent of Epsilon Kran GmbH to Steindl Krantechnik Gesellschaft m.b.H., in accordance with a 1999 cooperation agreement.

In addition, there are outside interests of 48 percent in Palfinger Norge AS and of 40 percent in Palfinger Bermüller GmbH Regio Cargo Transporttechnik, Unterf hring.

Non-current liabilities

(12) Non-current financial liabilities
This item includes the following:

EUR 000	Maturity	Interest rate	31 Dec 2002	31 Dec 2001
Loan	30 Jun 2011	3.50%–7.25%	26,158	20,712
Investment loan	1 Jul 2003	5.00%–5.75%	392	1,412
Total			**26,550**	**22,124**

The liabilities for accrued interest expense are included under other current liabilities.

The effective interest rate is based on average interest expense, expressed as a percentage of the net amount of the loan.

The fair value corresponds to the book value.

(13) Non-current provisions

EUR 000	31 Dec 2002	31 Dec 2001
Provision for severance payments	7,751	7,051
Pension provisions	3,266	3,051
Anniversary bonus provisions	1,039	963
Other non-current liabilities	104	1,738
Total	**12,160**	**12,803**

Pension provisions
Some Group companies are committed by the terms of individual contracts with certain employees to provide supplementary retirement pensions, calculated on the basis of length of service and of remuneration at the time of employment.

EUR 000	31 Dec 2002	31 Dec 2001
Changes in pension provision		
Projected benefit obligation excluding future pay increases	3,051	2,682
Effect of future pay increases	305	369
Projected benefit obligation including future pay increases	3,356	3,051
Accrued pension provision	**3,356**	**3,051**
Net pension expense		
Current Service Cost	193	208
Interest Cost	176	161
+/– Amortization from net loss/-proft	(64)	0
Total net pension expense	**305**	**369**

The pension provision was valued at balance sheet date on the basis of an actuarial report using the projected benefit obligation methods. The following assumptions – unchanged from the prior year – were made:

- Interest rate: 6.0 percent p.a.
- Increases in remunerations: 2.5 percent p.a.
- Pension increases: 2.5 percent p.a.

At 31 December 2002 there were 31 employees with pension entitlements (2001: 30 entitlements). No pensions are yet being paid.

Provision for severance payments

EUR 000	31 Dec 2002	31 Dec 2001
Provision based on local tax principles	5,607	5,416
Present value of benefits acquired during the year	305	(11)
Interest charge	395	400
Projected benefit obligation (PBO) at balance sheet date including effect of pay increases	7,751	7,051

Severance payments are one-time settlements required under Austrian labor law, payable on termination by the employer or retirement of the employee. They are calculated on the basis of years of service and on the amount of remuneration. The provision for severance payments has been calculated in accordance with actuarial principles. Valuation was based on the same assumptions as those applied to the pension provision.
Other non-current provisions include the provision for anniversary bonuses based on the same assumptions as have been used for the pension provision. The provision for year under review amounted to EUR 1,039,000 (2001: EUR 963,000).

EUR 000	31 Dec 2002	31 Dec 2001
Present value of benefits acquired during the year	24	(84)
Interest charge	52	59
Projected benefit obligation (PBO) at balance sheet date Including effect of pay increases	1,039	963

Other non-current provisions
Other non-current provisions include deferred tax payment liabilities at balance sheet date.

(14) Other non-current liabilities
Other non-current liabilities of EUR 4,184,000 (2001: EUR 4,732,000) include rental commitments under long-term rental agreements for plant and machinery, fixtures, fittings and equipment.
The purchase price liabilities related to the 2001 acquisition of Madal in Brazil.
The employees statutory profit-sharing scheme is pursuant to French law and relates to employees of the Guima Palfinger Group S.A.S.
Other long-term liabilities include research and development loans amounting to EUR 235,000.

EUR 000	31 Dec 2002	31 Dec 2001
Trade payables	4,184	4,732
Liabilities on accepted bills of exchange	0	0
Employees statutory profit-sharing	531	528
Business purchase liabilities	1,908	2,361
Other liabilities	543	1,412
Deferred liabilities	704	717
Total	**7,870**	**9,750**

Current liabilities

(15) Current financial liabilities

EUR 000	Maturity	Effective interest rate	31 Dec 2002	31 Dec 2001
Overdraft facilities	call	3.28%-6.75%	17,726	34,233
Export loan	call	3.05%-3.73%	20,624	29,624
Total			**38,350**	**63,857**

(16) Current provisions

EUR 000	31 Dec 2002	31 Dec 2001
Provision for current tax payable	1,018	645
Staff benefits	6,208	5,544
Goods and services not yet invoiced	212	299
Other provisions	10,127	11,567
Total	**17,565**	**18,055**

The provision for staff benefits includes accrued leave entitlements of EUR 3,566,000 and other payments not yet due of EUR 2,642,000. Other provisions relate mainly to guarantee and warranty expenses.

(17) Other current liabilities

EUR 000	31 Dec 2002	31 Dec 2001
Trade payables	22,704	26,027
Prepaid orders	747	1,117
Liabilities on accepted bills of exchange	1,508	1,596
Other liabilities	11,042	10,694
Total	**36,001**	**39,434**

Other liabilities
Other liabilities include current tax liabilities, in particular Sales Tax/VAT liabilities and pay-related contributions of EUR 4,082,000, social security-related contributions of EUR 2,590,000, other staff-related contributions of EUR 2,320,000 and accrued interest payable.

Liabilities to suppliers
Liabilities to suppliers are shown at the higher end of original book value or amount payable. As in the previous year, all amounts are due within one year.

Notes to the income statement

The income statement is presented in accordance with the nature of expense method.

(18) Revenue

EUR 000	Jan-Dec 2002	Jan-Dec 2001
Revenue - domestic sales	20,563	26,263
Revenue - exports	148,801	160,663
Revenue - foreign sales	137,118	145,171
Total	**306,482**	**332,097**

Revenue trends are discussed in detail in the operational review.

(19) Changes in inventories, and own work capitalized

EUR 000	Jan-Dec 2002	Jan-Dec 2001
Changes in inventories	(11,895)	(1,355)
Other own work capitalized	256	322
Total	**(11,639)**	**(1,033)**

Changes in inventories consist of changes in inventories of finished goods, work in progress and accountable costs of unbilled services as compared with the prior year. Own work capitalized includes material overheads and allocated labor costs. Cost allocation rates include employment overheads as well as direct labor costs.

(20) Other operating income

EUR 000	Jan-Dec 2002	Jan-Dec 2001
Book gains on the disposal of non-current assets (excluding financial assets)	1,053	0
Releases of provisions	3,186	2,396
Write-backs on negative goodwill	0	35
Release of provision against receivables	230	675
Exchange differences	373	1,647
Miscellaneous operating income	3,307	5,830
Total	**8,149**	**10,583**

(21) Materials and external services

EUR 000	Jan-Dec 2002	Jan-Dec 2001
Costs of materials (including goods for resale)	(125,886)	(146,552)
Cost of external services	(7,451)	(14,080)
Total	**(133,337)**	**(160,632)**

The cost of external materials and services in relation to total output was reduced from 44.3 percent to 42.7 percent.

(22) Staff costs

EUR 000	Jan-Dec 2002	Jan-Dec 2001
Wages	(28,848)	(30,119)
Salaries	(32,779)	(29,973)
Expenses for severance payments	(1,913)	(854)
Pension expenses	(36)	(148)
Expenses for statutory social security contributions and other pay-related contributions	(16,378)	(16,322)
Other staff benefits	(2,584)	(1,851)
Total	**(82,538)**	**(79,267)**

The increase in current salary expenses is the result of increases due to collective agreements.

(23) Depreciation and amortization expense

EUR 000	Jan-Dec 2002	Jan-Dec 2001
Scheduled depreciation	(9,583)	(9,508)
Unscheduled depreciation	(125)	(1,855)
Goodwill amortization	(2,281)	(2,627)
Total	**(11,989)**	**(13,990)**

A detailed analysis of depreciation and amortization can be found in the sections on tangible and intangible assets.

(24) Other operating expenses

EUR 000	Jan-Dec 2002	Jan-Dec 2001
Taxes other than taxes on income	(521)	(766)
Book losses on the disposal of non-current assets (excluding financial assets)	0	(104)
Guarantees and warranties	(10,809)	(9,984)
Trade fairs, distribution and marketing	(4,416)	(5,202)
Consultancy services	(5,615)	(5,869)
Rentals, leases, maintenance	(6,718)	(7,221)
Miscellaneous operating expenses	(15,299)	(12,237)
Travel and communications	(4,170)	(4,247)
Losses on receivables and valuation allowances	(1,947)	(1,596)
Insurance	(1,953)	(2,021)
Personnel hire	(316)	(444)
Total	**(51,764)**	**(49,691)**

Miscellaneous operating expenses comprise postal and telecommunications costs, stationery, other losses, expenses reimbursed and cost of financial transactions.

(25) Profit from operations

The profit from operations fell by EUR 14,703,000, or 38.6 percent, from EUR 38,067,000 to EUR 23,364,000 in comparison to the previous year. A detailed analysis of the results is given in the operational review.

Net financing cost

(26) Income from investments

EUR 000	Jan-Dec 2002	Jan-Dec 2001
Income from investments	1,169	1,715
Expenses from investments	(204)	0
Total	**965**	**1,715**

Income from investments in companies consolidated at equity consists mainly of income from Palfinger France S.A., France, Stepa Farmkran GmbH, Salzburg and P i R metal d.o.o., Croatia. Expenses from investments include the proportionate share in depreciation and amortization liabilities from Palfinger S.A., Buenos Aires, Argentina and star.trac supply chain solutions GmbH, Germany.

(27) Interest and other finance expenses

EUR 000	Jan-Dec 2002	Jan-Dec 2001
Income from other lendings (loan stock rights, loans and securities held as non-current assets)	232	160
Interest on interest-bearing capital	750	906
Income from disposal of securities	54	63
Write-downs on securities (other)	(223)	(179)
Finance lease interest expense	(257)	(354)
Interest expense on staff benefit obligations	(623)	(615)
Interest expense on other interest-bearing debt	(4,556)	(5,132)
Total	**(4,623)**	**(5,151)**

Interest expense associated with manufacturing is not capitalized.

(28) Profit before tax

The profit before tax fell by EUR 14,925,000 from EUR 34,631,000 to EUR 19,706,000 in comparison with the previous year.

(29) Income tax expense

The rate of corporation tax applicable to the parent company Palfinger AG at balance sheet date was 34 percent. Current tax rates were used in calculating deferred tax for consolidated companies.

The Group s effective tax rate, i.e. the total tax expense as a proportion of the profit before tax, was 31.3 percent (2001: 35.4 percent).

EUR 000	Jan-Dec 2002	Jan-Dec 2001
Income tax expense	(6,213)	(13,767)
Deferred tax	54	1,493
Total	**(6,159)**	**(12,274)**

(30) Minority interests

This item shows the share of after-tax profit due to outside shareholders from consolidated companies.

Supplementary information

Consolidated cash flow statement

The presentation of the cash flow statement is based on the indirect method. The liquid funds represent cash and cash equivalents.
Income taxes paid are shown as a separate item under operating activities. Dividends received, and interest received and paid are reported under operating activities. Dividend payments are shown under financing activities.
Interest receipts from investment and financing activities amounted to EUR 982,000 (2001: EUR 1,066,000). Interest payments from financing activities amounted to EUR 4,813,000 (2001: EUR 5,486,000). Changes in cash flows stemming from investment and financing activities are described in more detail in the operational review. Cash flows from operating activities was increased by EUR 21m from EUR 10.7m to EUR 31.7m. This improvement stemmed from reductions in inventories. Cash flows have been seriously affected by tax payments falling due in respect to several accounting periods in the year before.

Segment reporting

In the Palfinger Group Truck Cranes, Hydraulic Systems, Agriculture & Forestry and Distribution are managed as separate segments.

The Truck Cranes segment comprises Palfinger Krantechnik GmbH and constitutes the core segment of the Palfinger Group.
Palfinger Krantechnik sells truck-mounted cranes with capacities from 0.8 to 120 meter-tons.
It also produces loading cranes in the medium-capacity range of 9 to 30 meter-tons. Cranes in the 30 to 120 meter-ton range are assembled on the site of Palfinger Hebetechnik GmbH. Palfinger Gru Idrauliche S.r.l., headquartered in Bolzano, Italy assembles truck-mounted cranes with lifting capacities of 4 to 9 meter-tons. The production of small cranes with capacities below 4 meter-tons is outsourced. Madal S.A., Brazil, acquired by Palfinger in June 2001, produces cranes for the Latin American market. As of 30 November 2002, Palfinger TG GmbH was taken over by Palfinger Krantechnik GmbH. Thus, Palfinger Krantechnik GmbH is also responsible for production of tailgates.

The Hydraulic Systems segment includes the Railway, Recycling, Crayler, E-logistics and Mobiler profit centers.

Palfinger Hebetechnik GmbH, located at K stendorf, manufactures customized special-purpose cranes and lifting equipment on a one-off or small batch basis.

The product range includes:

- Mobiler
- Systems for the railway industry
- Bridge inspection units
- Hook loaders for use in the waste disposal and recycling industry
- Shipment tracking systems

The manufacture of hook loader mechanisms has been concentrated at the Guima Group, France.

The distribution of Mobiler is carried out by Palfinger Bermüller GmbH Regio Cargo Transporttechnik, Unterf hring.

		Truck cranes		Hydraulic Systems
EUR 000	2002	2001	2002	2001
External sales	162,580	162,982	48,469	62,221
Intra-Group sales (between segments)	93,707	113,109	53,076	52,792
Depreciation and amortization	5,907	5,510	4,773	4,610
Expenses not affecting cash flow (excluding depreciation)	4,040	436	2	27
Profit from operations (EBIT)	21,801	35,578	1,074	615
Share of net profits of at equity associates	2	2	(104)	0
Book value of at equity associates	71	69	408	512
Liabilities	64,871	82,857	51,615	56,580
Total assets	131,453	145,200	83,725	86,954
Expenditure on property, plant and equipment	5,925	20,370	3,182	5,357

The Agriculture & Forestry segment includes Stepa Farmkran GmbH, which specializes in the development and manufacture of farm cranes, used as overhead slewing, bridge and mobile cranes in agriculture. These special-purpose cranes are also suitable for the recycling industry.
Epsilon Kran GmbH develops, assembles and sells truck cranes for use in logging, as well as in recycling and scrap handling. The cranes are subject to different design specifications from general cargo truck cranes as they must be capable of withstanding significantly greater mechanical and dynamic stress, and operational periods are significantly longer than with normal loading and transport.

The Distribution segment comprises the foreign sales companies. The cranes are mainly distributed by independent dealers. In Germany, (Palfinger GmbH, Ainring and Palfinger Duisburg GmbH, Duisburg) in North America (Palfinger Inc., Niagara Falls, Canada and Tiffin Loader Crane Company, USA) and in Norway (Palfinger Norge AS) distribution is handled by Group companies. In addition, there are minority interests in Palfinger France S.A., Chaponnay, near Lyon and Palfinger S.A. in Buenos Aires, Argentina.

Transfer pricing

Transfer prices between production and assembly plants are calculated on the basis of standard cost of sales.
The assembly plants charge the distribution companies listed selling prices less a discount which is renegotiated every year. The discount is dependent on local market conditions and thus adjusted to requirements abroad.
Palfinger Industrieanlagen GmbH passes on the rental for land and buildings charged to it by the lessor on to Palfinger Hebetechnik GmbH directly.

Financial instruments

Where receivables, shares and liabilities are classed as internally generated financial instruments, the relevant accounting and valuation principles are discussed in the notes to the items in question. The credit risk associated with receivables corresponds to the related valuations reported in the balance sheet, less value adjustments. Trade receivables are in general insured, and the maximum default risk is thus limited to the relevant excess.
There was a stock option program in 1999 in the form of convertible bonds in which selected management staff may participate.

Agriculture & Forestry		Distribution		Total	
2002	2001	2002	2001	2002	2001
10,697	11,554	84,736	95,340	306,482	332,097
8,401	6,628	2,511	3,307	157,695	175,835
257	248	1,052	3,622	11,989	13,990
270	19	(1,014)	567	3,298	1,049
1,988	766	(1,498)	1,109	23,364	38,068
482	528	585	1,145	965	1,675
1,167	686	3,798	3,213	5,444	4,480
3,571	2,953	18,440	23,632	138,497	166,022
6,171	6,826	46,896	55,672	268,244	294,652
357	849	1,696	5,644	11,160	32,220

Participation is restricted to members of the Management Board, chief executives of the main Group companies and staff reporting directly to these officers from that time. Shares can only be acquired under specific conditions, which include the achievement of earnings-related targets. In 2002, these selected staff members acquired 76,750 non par shares under the stock option program.

Research and development

General research and development expenditure is expensed in the year it occurs. Expenses for the ongoing development and improvement of existing products are apportioned as manufacturing costs and capitalized.

Annual expenditure on research and development was approximately EUR 7.1m (2001: EUR 6.4m).

Subsequent events

There were no significant post-balance-sheet events affecting the year under review.

Other notes

Non-operating real estate

The Company holds non-operating real estate as a financial investment in accordance with IAS 40. The value of this item corresponds with its book value, which is approximately EUR 868,000.The book value can be broken down into EUR 168,000 in basic value, EUR 467,000 in housing and EUR 233,000 in other buildings and constructions. The level of depreciation and amortization in financial 2002 was EUR 44,000. There were no investments in non-operating real estate in the year under review.

Other liabilities and risks

Liabilities for the use of machinery not stated in the consolidated financial statements – for example, in operating leasing contracts – is estimated at EUR 3,253,000 for 2003 and EUR 12,769,000 over the next five years. Palfinger AG has agreements to redeem cranes and trucks it has sold to third parties. These agreements come into effect in the event of the bankruptcy or the illiquidity of lessors, borrowers and rentors. The total value of redeemable equipment is EUR 1,615,000. Liabilities arising out of guarantees and other contingent liabilities under contracts totaled EUR 2,020,000 (2001: EUR 3,371,000) and consist essentially of securities and guarantees, and liabilities and guarantees on bills discounted. Details of potential currency risks are referred to on Page 43 of the Notes. There was no derivative business and, therefore, no derivative risks up until balance sheet date. Major interest-rate risks do not exist. For further information, refer to the section on financial instruments. For details of potential branch, geographic and other risks, turn to the appropriate section in the report on business conditions.

In the technical sector, risk management is in accord with ISO 9001. In financing, the risk management instruments are governed by guidelines, the compliance with which is controlled through internal revisions on the basis of a revision plan.

Relationships and related transactions

Three members of the Palfinger family, which holds 64 percent of the issued capital, are employed in the Group.

A further member of the family receives payment for strategic and marketing consulting services provided through Palfinger Consult AG, which is not included in Group financial statements. Palfinger Consult AG received EUR 392,000 in fees plus tax (Ust) in 2002. Furthermore, consultants from Neuwaldegg GmbH, in which the Deputy Chairman of the Supervisory Board Alexander Exner has a 7 percent stake, received fees totalling EUR 229,000 plus tax in 2002. Kurt Stiassny, a member of the Supervisory Board, received a fee of EUR 11,000 plus tax for investor-relations advisory services in 2002. At least one member of the Management Board held shares in the company on balance sheet date.

Governing bodies and employees

The average number of employees in the Group (excluding apprentices, but including the Management Board) during the financial year 2002 was 2,269 (2001: 2,072). At balance sheet date, there were 2,257 Group employees (2001: 2,285).

The total remuneration (including salary-related costs) of serving members of the Management Board was EUR 1,284,000 (2001: EUR 1,281,000) in the year under review, of which EUR 307,000 was in variable remuneration. No payments were made to former Board members of their surviving dependents.

The following persons held office during 2002:

Supervisory Board

Hubert Palfinger	Chairman
Alexander Exner	Deputy Chairman
Kurt Stiassny	
Peter Scharler	

Delegated by the Works Council:

Johann Mair	Johann Maier

The members of the Supervisory Board of the parent company received no remuneration for their services.

Management

Eduard Schreiner *(from 1 March 2002)*
Herbert Ortner *(from 1 February 2003)*
Wolfgang Pilz *(from 1 February 2003)*
Klaus Schützdeller *(until 31 January 2003)*
Johannes Kikinger *(until 28 February 2002)*
Helmut Rauch *(until 31 August 2002)*

Profit per share

Following the capital increase, there are 9,283,750 shares in issue. Earnings per share (weighted), based on the consolidated profit after tax of EUR 13,182,000 (2001: EUR 22,292,000) are EUR 1.45 undiluted (2001: EUR 2.53) and EUR 1.45 diluted (2001: EUR 2.51).

The Board recommends a dividend of EUR 0.60 per share.

Auditors report

We have examined the consolidated financial statements of Palfinger AG as of 31 December 2002, which consist of the balance sheet, the income statement, the cash flow statement and the notes thereto. The preparation and content of these consolidated financial statements are the responsibility of the Management Board of the Company. Our responsibility is to render an opinion thereon, based on our audit. The audits of the financial statements of individual subsidiaries included in the consolidated financial statements were in part performed by other auditors. With respect to these subsidiaries, our audit is based exclusively on their reports.

We have conducted our audit in accordance with International Standards on Auditing issued by the International Federation of Accountants Committee (IFAC). These standards require that we so plan and perform the audit as to obtain reasonable assurance that the consolidated financial statements are free of material misstatements. The audit of the consolidated financial statements includes examination on a test basis of evidence relevant to the preparation of the review of the accounting and valuation methods used and of material estimates made by the Management Board, as well as an evaluation of the overall adequacy of the disclosure in the consolidated financial statements. In our opinion, our audit represents a sufficient sound basis for our opinion.

In our opinion, the consolidated financial statements represent in all material respects a true and fair view of the assets and finances of Palfinger AG as of 31 December 2002, and of its earnings and cash flow for the financial year 2002, and comply with the International Accounting Standards (IAS) drawn up by the International Accounting Standards Committee (IASC).

We hereby confirm that the statutory requirements for exemption from the obligation to prepare consolidated financial statements and a consolidated operating review with Austrian commercial law have been met. The Group operational review is consistent with the consolidated financial statements.

Vienna, 11 March 2003

JONASCH – PLATZER – GRANT THORNTON
Wirtschaftsprüfungs- und Steuerberatungs-GmbH
Member Firm of Grant Thornton International

Walter Platzer m.p. Josef T glhofer m.p
Chartered Accountants and Registered Auditors

Report of the Supervisory Board

Pursuant to section 96 of the Austrian Companies Act (AktG), the Supervisory Board of Palfinger AG reports on the 2002 financial year as follows:

In financial 2002 the Supervisory Board of Palfinger AG discharged the duties incumbent upon it by virtue of the law and the Company s articles of association, and satisfied itself as to the orderly conduct of the Company s business. The consolidated financial statements for the year ended 31 December 2002 and the operational review by the Management Board for financial 2002 have been audited by Jonasch - Platzer - Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH, Vienna and have been granted an unqualified auditors report. The audit revealed no grounds for objection.

The Supervisory Board has regularly informed itself as to the conduct of business and has examined the financial statements of the Company for the year ended 31 December 2002, the Management Board s operational review of financial 2002 and the Management Board s proposed distribution of profits for financial 2002, and has likewise found no cause for objection.

The report of the auditors Jonasch - Platzer - Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH, Vienna, has been submitted to the Supervisory Board. The Supervisory Board has accepted the financial statements of the Company for the year ended 31 December 2002 and the operation review by the Management Board of financial 2002, and has approved the annual financial statements for the year ended 31 December 2002, which are thereby adopted in accordance with section 125 of the Austrian Companies Act.

Salzburg, March 2003

Hubert Palfinger
Chairman of the Supervisory Board

BACK FIND PRINT

Corporate locations

Austria
PALFINGER AG
Franz-Wolfram-Scherer-Strasse 24–28
A-5101 Bergheim, Salzburg

Palfinger Service- und Beteiligungs-GmbH
Franz-Wolfram-Scherer-Strasse 24–28
A-5101 Bergheim, Salzburg

Palfinger Krantechnik GmbH
Franz-Wolfram-Scherer-Strasse 24–28
A-5101 Bergheim, Salzburg

Palfinger Produktionstechnik GmbH
Lengau 184
A-5211 Friedburg

Palfinger Hebetechnik GmbH
Moosmühlstrasse 1
A-5203 K stendorf

EPSILON Kran GmbH
Christophorusstrasse 30
A-5061 Elsbethen-Glasenbach

Palfinger Industrieanlagen GmbH
Franz-Wolfram-Scherer-Strasse 24
A-5101 Bergheim, Salzburg

STEPA Farmkran Gesellschaft m.b.H.
Christophorusstrasse 30
A-5061 Elsbethen-Glasenbach

Argentina
Palfinger S.A.
Av. Corrientes 327, 3O Piso
Buenos Aires, Argentina

Brazil
Madal S.A.
Rua Flavio Francisco Bellini 350
Caxias do Sul, Brazil

Bulgaria
Palfinger Produktionstechnik
Bulgaria EOOD
BG-5980 Cherven Brijag

Germany
Palfinger Bermüller GmbH
Regio Cargo Transporttechnik
Münchner Strasse 26
D-85774 Unterf hring

Palfinger GmbH
Feldkirchener Feld 1
D-83404 Ainring

Palfinger Duisburg GmbH
Am alten Viehhof 21
D-47138 Duisburg

star.trac supply chain
solutions GmbH
Martin-Kollar-Strasse 10-12
D-81829 Munich

France
S.A. Financière Palfinger
29A, Avenue des Tourondes
F-82300 Caussade

S.A.S. Guima Palfinger
29A, Avenue des Tourondes
F-82300 Caussade

S.A.S. Guima Palfinger Provence
Avenue des Tourondes, ZI des Tourondes
F-82300 Caussade

S.A. Guima Palfinger I.D.F.
152, Rue de Conflans
F-95220 Herblay

S.A.S. Société Industrielle de Chaudronnerie
Avenue des Tourondes, ZI des Tourondes
F-82300 Caussade

Palfinger France S.A.
Parc d affaires
F-69970 Chaponnay

S.C.I. Palfinger Paris Sud
Parc d affaires
F-69970 Chaponnay

S.A.S. Mesle Equipement
Za de la Longueraie
F-56140 Saint Abraham

S.A.S. Palfinger Service
Avenue Condorcet
F-91240 Saint Michel/Orge

Ireland
Palfinger Finance International Limited
West Block Building, IFSC
Dublin 1

Italy
Palfinger Gru Idrauliche S.r.l.
Via Dante Aleghieri 50
I-42023 Cadelbosco di Sopra (RE)

Canada
Palfinger Inc.
7942 Dorchester Road
Niagara Falls, Ontario L2E 6V6

Croatia
P i R metal d.o.o.
Ivana Zaridica 27
51000 Rijeka, Croatia

Norway
Palfinger Norge AS
Industriveien 11
N-2020 Skedsmokorset

Slovenia
Palfinger d.o.o.
Jaskova 18
SLO-2001 Maribor

USA
Palfinger USA, Inc.
1775 S. Seneca CO. RD. 1
Tiffin, Ohio 44883

Tiffin Loader Crane Company
1775 S. Seneca CO. RD. 1
Tiffin, Ohio 44883

as of 31 December 2002

Performance indicators

EVA

(Economic Value Added) A measure of added value by the enterprise
Ratio of ROCE less WACC to average Capital Employed

Free Cashflow

The net amount of cash and cash equivalents available to service internal or external borrowings.

Cash flows from operating activities
plus
Cash flows from investing activities
Interest on external borrowings
less
Tax saving on interest on external borrowings

Gearing Ratio

A measure of the enterprise s indebtedness

Ratio of net borrowings to equity as a percentage
Net borrowings are calculated as
Interest-bearing assets
less
Interest-bearing borrowings

ROCE

(Return on Capital Employed) Return on capital invested in the enterprise
Ratio of NOPLAT to average capital employed as a percentage

Capital employed is calculated as
Intangible assets (excluding goodwill)
plus
Property, plant and equipment
Investments
Net working capital
NOPLAT (Net Operating Profit less Adjusted Taxes) is made up of
EBIT
plus
Amortization of goodwill
less
Taxes on EBIT

ROE

(Return on Equity) The amount of enterprise returns, i.e. the ratio of profit after tax to equity invested
Ratio of profit after tax to average equity less dividends paid, as a percentage

WACC

(Weighted Average of Cost of Capital) A measure of the average cost of capital invested (debt and equity)

Working Capital

This shows the net surplus of current assets over current liabilities

Group companies


Palfinger family
Free float
PALFINGER AG
PALFINGER AG
Salzburg
Palfinger S.A.
Argentina,
Buenos Aires
ARS 12,000
Madal S.A.
Brazil, Caxias do Sul
Palfinger
Italy, Bolzano
EUR 52,000
S.A.S. Guima Palfinger
France, Caussade
EUR 1.77m
S.A. Financiere Palfinger
France, Caussade
S.A.S. Guima Palfinger
France, Caussade
S.A. Guima Palfinger I.D.F
EUR 40,800
Palfinger
Service- und Beteiligungs-
GmbH
Salzburg
Palfinger
Krantechnik GmbH
Salzburg
EUR 40,000
Palfinger
Hebetechnik GmbH
Salzburg
EUR 40,742
STEPA Farmkran GmbH
Salzburg
EUR 36,336
EPSILON Kran GmbH
Salzburg
EUR 40,000
Palfinger
Industrieanlagen GmbH
Salzburg
Palfinger Finance
International Ltd.
Ireland, Dublin
EUR 10,000
Palfinger
Produktionstechnik
GmbH
Salzburg
EUR 40,000
Palfinger GmbH
Germany, Ainring
Palfinger USA, Inc.
USA, Tiffin, Ohio
Palfinger Inc.
Canada, Niagara Falls
Palfinger France S.A.
France,
Chaponnay
EUR 1m
Palfinger Norge AS
Norway
P.I.R metal d.o.o.
Croatia
Palfinger d.o.o.
Slovenia, Maribor
Palfinger
Produktionstechnik
Bulgarien EOOD
Palfinger Duisburg GmbH
Germany, Duisburg
Tiffin Loader Crane
Company
USA, Tiffin, Ohio
S.C.I. Palfinger Paris Sud
France, Chaponnay
EUR 300,000
S.A.S. Mesle Equipement
EUR 100,000
S.A.S. Palfinger Service
France, Saint Michel
EUR 650,000
100%
60%
49%
fully consolidated
at Equity
as of 31 Dec 2002

Financial calendar 2003